Exhibit 99.1

AGENCY AGREEMENT

March 30, 2011

Canadian Satellite Radio Holdings Inc.
590 King Street West, Suite 300
Toronto, Ontario  M5V 1M3

Attention: Chief Financial Officer

Dear Sirs and Mesdames:

The undersigned, National Bank Financial Inc. ("NBF") and Canaccord Genuity Corp. (collectively, the "Lead Agents"), RBC Dominion Securities Inc. and CIBC World Markets Inc. (collectively, with the Lead Agents, the "Agents" and each individually, an "Agent"), understand that Canadian Satellite Radio Holdings Inc. (the "Corporation") proposes to make an offering (the "Offering") of up to Cdn.$62,000,000 aggregate principal amount of 9.75% Senior Notes due 2018 of the Corporation (the "Notes") at a price of Cdn.$1,000 per Cdn.$1,000 principal amount (the "Purchase Price").  The Notes, together with the Guarantees (as defined below), will have the material attributes described in the Term Sheet (as defined below) and the Preliminary Offering Memorandum (as defined below).  The Notes will be issued pursuant to a trust indenture (the "Indenture") to be dated the Closing Date (as defined below) between the Corporation, the Guarantors (as defined below) and Equity Financial Trust Company, as trustee.

The payment of principal of, and premium, Additional Amounts (as defined in the Indenture), if any, and interest on, the Notes will be fully and unconditionally guaranteed on a senior unsecured basis, jointly and severally, by each subsidiary of the Corporation (including Future Subsidiaries, as defined below) and their respective successors and assigns (collectively, the "Guarantors"), pursuant to their guarantees of the Notes (the "Guarantees").  The Notes and the Guarantees are herein collectively referred to as the "Offered Securities".  For purposes of this Agreement, "Future Subsidiaries" refers to Sirius Canada Inc. ("Sirius") and any other subsidiary of the Corporation that is formed or acquired prior to the Closing Time (as defined below).  Future Subsidiaries shall become obligated under this Agreement by way of a joinder agreement substantially in the form of Schedule G hereto (the "Joinder Agreement") which is to be executed by such Future Subsidiaries and delivered to the Agents on the Closing Date concurrently with the closing of the Merger (as defined below) and each such Future Subsidiary shall not have any liability under this Agreement until it has entered into the Joinder Agreement.

As more fully described in the Preliminary Offering Memorandum, the Offering is being undertaken as part of a refinancing of certain debt of the Corporation and in connection with the Corporation's purchase of all of the outstanding securities in the capital of Sirius (the "Merger") on the terms contemplated by the securities purchase agreement (as filed on SEDAR, without any further modification, amendment or waiver, the "Merger Agreement") dated as of November 24, 2010 between the Corporation, Sirius and the other parties named therein.  The Corporation will apply the net proceeds of the Offering as described in the Preliminary Offering Memorandum, including using a portion of such proceeds to fund any cash payments required to be made by the Corporation under the exchange offer and consent solicitation for the Corporation's existing 12.75% Senior Notes due 2014 (the "Existing Notes") as described in the Offering Memorandum (the "Exchange Offer").

Subscriptions will be received pursuant to the terms of subscription agreements to be accepted or rejected by the Corporation, in whole or in part, at any time prior to 5:00 p.m. (Toronto time) on March 31, 2011 (such date and time, the "Subscription Deadline" and such date, the "Subscription Date").  Upon acceptance of subscriptions by the Corporation, the purchasers whose subscriptions have been accepted will be obligated to purchase from the Corporation, and the Corporation will be obligated to sell and issue to those purchasers, at the Closing Time the Notes accepted for subscription, in each case on and subject to the terms and conditions provided for in the subscription agreements.  The subscription agreements will provide that the purchaser and the Corporation may terminate their respective obligations upon the occurrence of certain events or circumstances, and will not be required to purchase or sell and issue, respectively, the Notes for which a subscription has been accepted if certain conditions are not satisfied (or, if applicable, waived).

Provided that the subscription agreements are not terminated, and the conditions for closing provided for herein and therein are satisfied (or waived, if applicable), delivery and payment for the Notes subscribed for under such subscription agreements will be completed on the date on which the Merger closes (however, the Merger will close immediately prior to the issuance of the Notes). On the Closing Date, concurrently with the issuance of the Notes to be sold in the Offering, the Corporation will issue Notes (the "Exchange Notes") in exchange for Existing Notes tendered for Notes in the Exchange Offer.

Subject to the terms and conditions contained in this Agreement, the Corporation appoints the Agents to act on the Corporation's behalf to effect the sale of the Notes in the Qualifying Provinces (as defined below) under one or more exemptions from the prospectus and registration requirements under Canadian Securities Laws (as defined below) and in the United States on a private placement basis under exemptions from the registration and qualification requirements of the U.S. Securities Act (as defined below) and applicable state securities laws, and in each case in accordance with the terms and conditions described herein.

DEFINITIONS

In this Agreement:

"affiliate", "distribution", "material change", "material fact", "misrepresentation", and "subsidiary" have the respective meanings given to them in the Securities Act (Ontario);

"Agency Fee" has the meaning given to it in paragraph 6;

"Agent" and "Agents" have the respective meanings given to them above;

"Agents' Counsel" has the meaning given to it in the Term Sheet;

"Agreement" means the agreement resulting from the acceptance by the Corporation of the offer made by the Agents by this letter;

"Authorizations" has the meaning given to it in paragraph 8(r);

"Business Day" means any day, other than a Saturday or Sunday or a legal holiday on which banking institutions are authorized or obligated to close in the city of Toronto;

"Canadian Securities Laws" means all applicable securities laws in each of the Qualifying Provinces and the respective regulations and rules under such laws together with applicable published policy statements of the Canadian Securities Regulators and the securities regulatory authorities in the Qualifying Provinces;

"Canadian Securities Regulators" means the applicable securities commission or securities regulatory authority in each of the Qualifying Provinces;

"Closing" means the completion of the issue and sale by the Corporation and the purchase by the Purchasers of the Notes pursuant to this Agreement;

"Closing Date" has the meaning given to it in paragraph 7;

"Closing Time" has the meaning given to it in paragraph 7, and where any certification is to be made in a certificate to be delivered at the Closing Time, such certification is to be made after giving effect to the Merger as consummated immediately prior to the Closing Time (except where such certification is confirming completion of the Merger or the context otherwise requires that it be given without giving such effect);

"Commitment Fee" has the meaning given to it in the Preliminary Offering Memorandum;

"Communications Statutes" means the Canadian Radio-television and Telecommunications Commission Act (Canada), the Radiocommunication Act (Canada), the Broadcasting Act (Canada), the Copyright Act (Canada) or other statutes of Canada specifically relating to the regulation of the Canadian broadcasting industry (including for this purpose the orders, rules, regulations, directives, decisions, notices and policies promulgated pursuant to such statutes) and applicable statutes or regulations, if any, of any province of Canada specifically relating to the regulation of the Canadian broadcasting industry and the orders, rules, regulations, directives, decisions, notices and policies promulgated thereunder;

"Consents" has the meaning give to it in paragraph 8(e);

"Corporation" has the meaning given to it above;

"Corporation's Counsel" means the law firm identified as such in the Term Sheet;

"CRTC" means the Canadian Radio-television and Telecommunications Commission;

"CSRI" means Canadian Satellite Radio Inc., a subsidiary of the Corporation;

"Distribution Period" has the meaning given to it in paragraph 5(b);

"Documents Incorporated by Reference" means the documents incorporated by reference in the Offering Memorandum, at the applicable time, as specified in the section of the Offering Memorandum entitled "Documents Incorporated by Reference", and references to disclosure "in the Offering Memorandum" shall be read to include Documents Incorporated by Reference therein;

"Enforceability Exceptions" means (i) any bankruptcy, insolvency and other similar laws affecting the rights of creditors generally and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity);

"Engagement Letter" means the engagement letter dated March 8, 2011 between the Corporation and NBF;

"Environmental Laws" has the meaning given to it in paragraph 8(l);

"Final Offering Memorandum" means the final confidential offering memorandum of the Corporation prepared by the Corporation, relating to the proposed distribution of Notes and including final pricing information, including the Documents Incorporated by Reference;

"Governmental Entity" means any: (i) multinational, federal, provincial, state, territorial, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

"Guarantees" has the meaning given to it above;

"Hazardous Material" means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of them that may impair the natural environment, injure or damage property or plant or animal life or harm or impair the health of any individual and includes any contaminant, waste, substance or material defined by Environmental Laws as hazardous, toxic or dangerous or any other substance or material prohibited, regulated or reportable pursuant to any Environmental Laws;

"Indemnified Party" has the meaning given to it in paragraph 14(b);

"Indenture" has the meaning given to it above;

"Intellectual Property" has the meaning given to it in paragraph 8(s);

"Laws" means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, licence conditions, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, instruments, policies, guidelines (including those of the CRTC or Industry Canada), and general principles of common law and equity, binding on or affecting the person referred to in the context in which the word is used.  For greater certainty, "Laws" includes the Communications Statutes;

"Lien" means any lien, charge, mortgage, pledge, security interest, claim, limitation on voting rights, equity, trust or other encumbrance, preferential arrangement, defect or restriction of any kind whatsoever;

"Material Adverse Effect" means a material adverse effect on the condition (financial or otherwise), prospects, earnings or business of the Corporation and the Guarantors (including, for greater certainty, Sirius and any other Future Subsidiaries), taken as a whole;

"Merger" has the meaning given to it above;

"NI 45-106" means National Instrument 45-106 - Prospectus and Registration Exemptions;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

"Notes" has the meaning given to it above;

"Notice" has the meaning given to it in paragraph 24;

"Offering" means the issue and sale of the Offered Securities on a private placement basis as contemplated herein;

"OSC" means the Ontario Securities Commission;

"Offered Securities" has the meaning given to it above;

"Offering" has the meaning given to it above;

"Offering Documents" has the meaning given to it in paragraph 8(b);

"Offering Memorandum" means the Preliminary Offering Memorandum, the Final Offering Memorandum and any Offering Memorandum Amendment;

"Offering Memorandum Amendment" has the meaning given to it in paragraph 5(c);

"Preliminary Offering Memorandum" means the preliminary confidential offering memorandum dated March 10, 2011 of the Corporation prepared by the Corporation relating to the proposed distribution of Offered Securities, including the Documents Incorporated by Reference;

"Purchase Price" has the meaning given to it above;

"Purchasers" means the purchasers of the Offered Securities collectively as contemplated herein;

"Qualified Institutional Buyers" has the meaning given to it under Rule 144A;

"Qualifying Provinces" has the meaning given to it in the Term Sheet;

"Regulation D" means Regulation D under the U.S. Securities Act;

"Regulation S" means Regulation S under the U.S. Securities Act;

"Rule 144A" means Rule 144A under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Securities Laws" means, collectively, Canadian Securities Laws and U.S. Securities Laws;

"Sirius" has the meaning given to it above;

"Stock Exchange" means the Toronto Stock Exchange;

"Subscription Agreement" has the meaning given to it in paragraph 3;

"Subscription Date" has the meaning given to it above;

"Subscription Deadline" has the meaning given to it above;

"Term Sheet" means the term sheet attached as Schedule A to, and forming part of, this Agreement;

"Trustee" means Equity Financial Trust Company;

"U.S. Accredited Investor" means an "accredited investor" as that term is defined in Rule 501(a) of Regulation D;

"U.S. Counsel" has the meaning given to it in the Term Sheet;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations adopted by the SEC thereunder;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, including the rules and regulations adopted by the SEC thereunder; and

"U.S. Securities Laws" means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to "paragraphs" and "clauses" are to the appropriate paragraph or clause of this Agreement.

TERMS AND CONDITIONS

1.                      Appointment of Agents

Subject to the terms and conditions of this Agreement, the Corporation hereby appoints the Agents, severally, as the exclusive agents (including through their respective U.S. affiliates) of the Corporation, to offer the Offered Securities on a best efforts agency basis. The Lead Agents will be the lead agents for the private placement and NBF will be the sole book-runner.  The Agents severally agree to act in such capacity and to use their reasonable best efforts to solicit offers from Purchasers that are purchasing in reliance on one or more exemptions from the prospectus and registration requirements under Canadian Securities Laws in the Qualifying Provinces or in reliance on exemptions from the registration and qualification requirements under the U.S. Securities Act and applicable state securities laws in the United States.  For greater certainty, the Agents shall act as agents only and are under no obligation whatsoever to purchase any of the Offered Securities (however, any of the Agents may choose to purchase Offered Securities in their sole discretion) and shall not be liable for any breach by a Purchaser of its obligations under a Subscription Agreement or any other act, omission or conduct of a Purchaser.  In addition, the Corporation and each of the Agents agree that the obligations of the Agents hereunder are several and not joint and several and no Agent shall be liable for any act, omission or conduct of another Agent.

2.                      Due Diligence

In respect of the Agents' obligation in completing the private placement, the Corporation shall allow, and use its best efforts to cause Sirius to allow, each of the Agents and their legal counsel to conduct all due diligence investigations of the business and affairs of each of the Corporation and Sirius (and their respective subsidiaries) and of the information included in or incorporated by reference into the Offering Memorandum as reasonably requested by the Agents in advance of the Closing Date.

3.                      Offering and Sale of Offered Securities

(a)	Subscription Agreements

The Corporation understands that the Agents will endeavour to arrange for Purchasers to purchase the Offered Securities directly from the Corporation pursuant to subscription agreements substantially in the form of Schedule B hereto ("Subscription Agreements").  Any subscription by a Purchaser for Offered Securities (i) will be conditional upon acceptance by the Corporation and may be accepted or rejected in whole or in part by the Corporation at any time prior to the Subscription Deadline, and (ii) will expire if not accepted by the Corporation prior to the Subscription Deadline.  Confirmation of acceptance or rejection of the Purchaser's subscription will be forwarded (together with the Corporation's executed counterpart to this Subscription Agreement where a subscription has been accepted) by the Corporation to the Purchaser promptly after the acceptance or rejection of the subscription and, in any event, as soon as practicable after the Subscription Deadline.  Upon acceptance of a Purchaser's subscription by the Corporation, the Corporation will be obligated to sell and issue to the Purchaser the Offered Securities identified in the applicable Subscription Agreement on the terms and conditions provided therein.

The Agents shall (i) use all reasonable efforts to complete the distribution of the Offered Securities as soon as reasonably practicable and (ii) promptly notify the Corporation when, in their opinion, the Agents have ceased such distribution and, promptly (and not more than 10 days) after completion of the distribution, will provide the Corporation, in writing, with a breakdown of the number of Offered Securities distributed in each of the Qualifying Provinces where such breakdown is required for the purpose of calculating fees payable to the applicable Canadian Securities Regulators.

(b)	Restrictions on Sale by Agents

The Offered Securities will be offered for sale and distributed by the Agents (and their U.S. affiliates) in those jurisdictions where they may be lawfully offered for sale, distributed, placed or sold and upon the terms and conditions set forth in the Offering Memorandum and this Agreement.

The Agents agree to distribute the Offered Securities only on a private placement basis in the Qualifying Provinces and the United States and in accordance with all applicable Securities Laws.  In particular, the Agents acknowledge that the Offered Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except to Purchasers that are U.S. Accredited Investors pursuant to Regulation D. In this regard, the Agents agree that they will not offer or sell any of the Offered Securities constituting a part of their allotment within the United States except, if applicable, for offers and sales in the United States by the U.S. affiliates of the Agents in accordance with this Agreement.

Any agreements between the Agents and the members of any selling group will contain similar restrictions to those contained in this paragraph.  No Agent will be liable under this Agreement to any other party to this Agreement with respect to a default by any other Agent (including a default by any member of such other Agent's selling group).

(c)	Compliance with Canadian Securities Laws

The Corporation shall, as soon as practicable but in any event prior to the Subscription Deadline, fulfil to the reasonable satisfaction of the Agents all legal requirements (including, without limitation, compliance with all applicable Securities Laws) to be fulfilled by the Corporation to enable the Offered Securities to be offered for sale and sold in each of the Qualifying Provinces through the Agents in the manner contemplated herein and without any requirement that a prospectus be filed under Canadian Securities Laws. The Corporation shall also file or cause to be filed, within the time period prescribed by applicable Securities Laws, all information and forms required to be supplied or filed by it in connection with the transactions contemplated hereby so that the distribution of the Offered Securities may lawfully occur without the necessity of filing a prospectus, including, without limitation, filing reports on Form 45-106F1 under NI 45-106 with the Canadian Securities Regulator in each Qualifying Provinces in which sales of the Offered Securities are made and, where required under the Securities Laws of the Qualifying Provinces, a copy of the Offering Memorandum, and shall pay (or cause to be paid) all filing or other fees applicable in connection therewith.

(d)	Representations, Warranties and Covenants of the Corporation as to U.S. Sales

The Corporation hereby represents, warrants and covenants to and with the Agents that:

(i)
the Corporation is a "foreign issuer" and reasonably believes that there is, and will be at the time of the sale thereof, no "substantial U.S. market interest" (as such terms are defined in Regulation S) with respect to the Offered Securities;

(ii)
none of the Corporation, its affiliates or any person acting on its or their behalf has engaged or will engage in any "directed selling efforts" (within the meaning of Regulation S) or has engaged or will engage in any form of "general solicitation" or "general advertising" (within the meaning of Rule 502(c) of Regulation D) with respect to offers or sales of the Offered Securities in the United States or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(iii)	the Offered Securities satisfy the requirements set forth in Rule 144A(d)(3) under the U.S. Securities Act;

(iv)
so long as any Offered Securities which have been sold in the United States in accordance with this Agreement are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and the Corporation is not exempt from reporting pursuant to Rule 12g3-2(b) under the U.S. Exchange Act nor subject to and in compliance with reporting obligations pursuant to Section 13 or 15(d) of the U.S. Exchange Act, then the Corporation shall furnish to any holder of the Offered Securities and any prospective purchaser of the Offered Securities, designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Offered Securities to effect resales under Rule 144A);

(v)
none of the Corporation or the Guarantors is or, after giving effect to the offering of the Offered Securities and the application of the proceeds thereof, will be required to be registered as an investment company under the United States Investment Company Act of 1940, as amended;

(vi)
except with respect to offers and sales to U.S. Accredited Investors in reliance on the exemption from registration under Regulation D, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Agents, the U.S. affiliates of the Agents, or any members of the banking and selling group formed by them, as to whom the Corporation makes no representation), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to or for the benefit of a person in the United States; or (B) any sale of Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is: (i) outside the United States; or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States;

(vii)	the Indenture is not required to be qualified under the Trust Indenture Act of 1939, as amended; and

(viii)
the Corporation shall, within the prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or any applicable state securities laws in connection with the offer or sale of Offered Securities made to Purchasers in reliance on Regulation D.

(e)	Representations and Warranties of the Agents as to U.S. Sales

Each of the Agents represents and warrants to the Corporation that:

(i)
it acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States except to U.S. Accredited Investors in accordance with Regulation D, and in each case in accordance with exemptions from the registration or qualification requirements of applicable U.S. state securities laws. It has not offered or sold, and will not offer or sell, any of the Offered Securities constituting part of its allotment except in accordance with Regulation S or in accordance with this Agreement. Accordingly, neither it, its affiliates nor any persons acting on their behalf have engaged or will engage in any "directed selling efforts" (within the meaning of Regulation S) in the United States with respect to the Offered Securities; and

(ii)
it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its affiliates, any selling group members or with the prior written consent of the Corporation.

(f)	Selling Group Members

The Agents shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use their best efforts to ensure that each selling group member complies with, the provisions of clauses 3(b), 3(e), 3(g) and 3(h) as if such provisions applied to such selling group member.

(g)	Covenants of the Agents as to U.S. Sales

Each Agent covenants with the Corporation that:

(i)	all offers and sales of the Offered Securities in the United States will be effected in accordance with all applicable U.S. broker-dealer requirements;

(ii)
it will not, either directly or through its U.S. affiliate, solicit offers for, or offer to sell, the Offered Securities in the United States by means of any form of "general solicitation" or "general advertising" (within the meaning of Rule 502(c) of Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act; and

(iii)
it will solicit (and will cause its U.S. affiliate to solicit) offers for the Offered Securities in the United States only from, and will offer the Offered Securities only to, U.S. Accredited Investors acquiring Offered Securities in accordance with Regulation D and pursuant to exemptions from the registration or qualification requirements of applicable state securities laws.

(h)	Agents' U.S. Affiliate

Each Agent agrees that:

(i)
it will deliver, through its U.S. affiliate, a copy of the Preliminary Offering Memorandum and Final Offering Memorandum, as well as any Offering Memorandum Amendment, to each person in the United States purchasing Offered Securities from it;

(ii)	it will cause each Purchaser purchasing Offered Securities in the United States to complete, execute and deliver prior to the Closing Date a Subscription Agreement;

(iii)	it shall cause its U.S. affiliate to agree, for the benefit of the Corporation, to the same provisions as are contained in paragraph 3(g) and this paragraph (h);

(iv)
at the Closing Date, (x) if it or its U.S. affiliate has made offers or sales of Offered Securities in the United States, it, together with its U.S. affiliate offering or selling Offered Securities in the United States, will provide a certificate, substantially in the form of Exhibit I to this Agreement relating to the manner of the offer and sale of the Offered Securities in the United States or, (y) it will be deemed to have represented that neither it nor its U.S. affiliate offered or sold Offered Securities in the United States in the Offering; and

(v)	at least one Business Day prior to the Closing Date, it shall cause its U.S. affiliate to provide to the Corporation, a list of all purchasers of the Offered Securities in the United States.

4.                      Offering Documents

The Corporation shall cause commercial copies of the Preliminary Offering Memorandum, Final Offering Memorandum and any Offering Memorandum Amendment to be delivered to the Agents without charge, in such numbers and in such cities as the Agents direct. Such delivery shall be effected as soon as possible following finalization thereof.

The delivery by the Corporation to the Agents of the Offering Memorandum (including any Offering Memorandum Amendment) shall constitute the joint and several representation and warranty of the Corporation and each of the Guarantors to the Agents and the Purchasers that, at the time of such delivery: (x) the information and statements contained therein (except information and statements relating solely to the Agents and provided by the Agents in writing expressly for inclusion therein) are accurate in all material respects, constitute full, true and plain disclosure of all material facts related to the Offered Securities and contain no misrepresentation, (y) such Offering Memorandum does not contain an untrue statement of a material fact, and no material fact or information has been omitted from such Offering Memorandum that is required to be stated therein or that is necessary to make a statements or information contained therein not misleading in the light of the circumstances in which they were made, and (z) such Offering Memorandum complies in all material respects with applicable Securities Laws.  Such delivery shall also constitute the consent of the Corporation and each of the Guarantors to the Agents' use of the Offering Memorandum (including any Offering Memorandum Amendment) for the offering and sale of the Offered Securities in the Qualifying Provinces and the United States in compliance with the provisions of this Agreement.

5.                      Changes

(a)	Material Change or Change in Material Fact.

During the period from the date of this Agreement through to and including the Subscription Deadline (such period, the "Subscription Period"), the Corporation shall promptly notify the Agents in writing, with full particulars, of:

(i)
any material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (absolute, accrued contingent or otherwise) or capital of (x) the Corporation and its subsidiaries taken as a whole, or (y) Sirius and its subsidiaries taken as a whole (other than a change disclosed in the Preliminary Offering Memorandum);

(ii)
any material fact related to the Offered Securities which has arisen or been discovered and would have been required to have been (x) disclosed publicly by the Corporation or Sirius, as applicable, had the fact arisen or been discovered on, or prior to, the date hereof (and, in determining whether such material facts would have been required to be publicly disclosed by Sirius, this paragraph assumes Sirius was at all applicable times a reporting issuer in the Province of Ontario) or (y) stated in the Offering Memorandum in order to avoid the making of a misrepresentation therein; and

(iii)
any change in any fact, which fact or change (x) is, or may be, of such a nature as to render the Offering Memorandum misleading or untrue in any material respect or (y) would result in the Offering Memorandum containing a misrepresentation or an untrue statement of a material fact or omitting to state a material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, or (z) would result in the Offering Memorandum not complying in any material respect with any applicable Securities Laws;

it being understood that, in respect of any change or fact that relates exclusively to Sirius, the requirement to notify the Agents pursuant to any of the clauses of this paragraph 5(a) shall apply only to the extent that such change or fact is within the knowledge of the Corporation after reasonable inquiry.

(b)	Changes in Law

During the period from the date of this Agreement through to and including the later of (i) the Closing Time and (ii) the time at which the Agents have notified the Corporation that the distribution of the Offered Securities has ceased (such period, the "Distribution Period"), the Corporation shall also promptly notify the Agents in writing of the full particulars of any order, ruling or determination of, or any proceeding that has been instituted, is pending or, to the knowledge of the Corporation, is contemplated or threatened by, any Governmental Entity, or any change in Law (or the interpretation or administration thereof), having the effect of or for the purpose of (x) preventing or suspending the use of the Offering Memorandum, (y) suspending the offering or sale of, or ceasing or suspending trading in, the Offered Securities or any other securities of the Corporation or the Guarantors or (z) prohibiting or preventing, or significantly delaying or restricting, the completion of any of the Offering, the Exchange Offer or the Merger.

(c)	Notice and Amendments

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Agents, with all applicable filings and other requirements under the Securities Laws or other applicable Laws as a result of any fact or change, or any order, ruling, determination or proceeding, of the type referred to in this paragraph 5, and to the extent any fact or change of the type referred to in paragraph 5(a) occurs prior to the end of the Subscription Period, the Corporation shall prepare an amendment of or supplement to the Offering Memorandum (an "Offering Memorandum Amendment"), provided that any Offering Memorandum Amendment shall be subject to consultation between the Corporation and the Agents prior to its use and shall be in form and substance satisfactory to the Agents, acting reasonably.  The Corporation shall in good faith first discuss with the Agents any fact or change (actual, anticipated, contemplated or threatened, whether financial or otherwise), or any order, ruling, determination or proceeding, which is of such a nature that there is reasonable doubt whether notice need be given under this paragraph 5.

6.                      Agency Fee

In consideration of the services rendered or to be rendered by the Agents hereunder, including, but not limited to, assisting in the preparation of the Offering Memorandum, assisting in preparing documentation relating to the Offered Securities, obtaining commitments from Purchasers for the purchase of the Offered Securities and performing administrative work in connection with the sale of the Offered Securities, the Corporation shall at the Closing Time pay to NBF, on behalf of the Agents, an aggregate fee (the "Agency Fee") equal to 3% of the aggregate principal amount of the Notes.  The Agency Fee will be distributed among the Agents in accordance with their respective percentages set out below:

National Bank Financial Inc.	42.5%
Canaccord Genuity Corp.	42.5%
RBC Dominion Securities Inc.	10.0%
CIBC World Markets Inc.	5.0%

Payment to the Corporation of the aggregate purchase price for the Offered Securities and payment by the Corporation of the Agency Fee may be satisfied by payment to the Corporation of a net amount equal to the aggregate purchase price for the Offered Securities less the Agency Fee.

7.                      Closing

The purchase and sale of the Offered Securities shall take place at the Toronto offices of the Corporation's Counsel on the date on which the Merger closes (the "Closing Date") at a time immediately following the closing of the Merger (such time, the "Closing Time"); provided, however, that if the Merger occurs at any time after 12:00 noon (Toronto time) on the Closing Date then NBF, acting on behalf of all of the Agents, may terminate this Agreement.  Upon such termination, the Corporation will promptly return to NBF (on behalf of the other Agents and the Purchasers, as applicable) all Subscription Agreements and any amounts representing the Purchase Price that have been paid by NBF (or any other Agent) to or on behalf of the Corporation, together with a reasonable rate of interest thereon (which interest shall accrue from and including the date of such payment through to and including the date it is repaid to NBF).

If the Merger occurs (a) at or prior to 12:00 noon (Toronto time) on the Closing Date, or (b) after 12:00 noon (Toronto time) on the Closing Date and NBF, on behalf of the Agents, has waived the termination rights under this paragraph 7, then the Corporation shall, at the Closing Time, deliver to the Agents one or more definitive global certificates representing the Offered Securities registered in the name of CDS Clearing and Depository Services Inc. or its nominee for the benefit of the Purchasers, duly executed and certificated in the manner contemplated by the Indenture, against payment, by wire transfer by NBF or one of the other Agents (in either case, on behalf of the Purchasers) to or on behalf of the Corporation of the Purchase Price less the sum of (a) the Agency Fee, (b) the aggregate amount of the Commitment Fees that are to be applied against the aggregate purchase price of the Offered Securities as contemplated in the Preliminary Offering Memorandum, and (c) the out-of-pocket expenses of the Agents identified as of the Closing Date which are required to be reimbursed by the Corporation pursuant to paragraph 17 (the Purchase Price less the amounts in clauses (a) to (c) is referred to as the "Net Proceeds").  For greater clarity, notwithstanding reimbursement of any out-of-pocket expenses on the Closing Date, the Corporation will remain obligated to reimburse the Agents for all other out-of-pocket expenses amounts that have not been reimbursed and are required to be reimbursed by the Corporation pursuant to paragraph 17, including any such expenses that were incurred prior to or on the Closing Date.  Instead of paying the full amount of the Net Proceeds directly to the Corporation, NBF, on behalf of the Agents, may (with the Corporation's consent) instead pay (on behalf of the Corporation) that portion of the Net Proceeds that, as described under the heading "Use of Proceeds" in the Preliminary Offering Memorandum, is to be used to repay certain indebtedness of the Corporation, to the persons to whom such indebtedness is owed.

8.                      Subscription Representations and Warranties of the Corporation and the Guarantors

Each of the Corporation and CSRI, jointly and severally, hereby represents and warrants to the Agents, and acknowledges that the Agents are relying upon such representations and warranties in connection with the Offering, that, as of the date hereof and as of the Subscription Deadline:

(a)
the information and statements included in and incorporated by reference into the Offering Memorandum (except information and statements relating solely to the Agents and provided by the Agents in writing expressly for inclusion therein) are accurate in all material respects, constitute full, true and plain disclosure of all material facts related to the Offered Securities and contains no misrepresentation or untrue statement of material fact and no material fact or information has been omitted that is required to be stated therein or that is necessary to make statements or information contained therein not misleading in light of the circumstances in which they are made;

(b)
subsequent to the date as of which information is given in the Offering Memorandum, except as disclosed in the Offering Memorandum, neither the Corporation nor Sirius has declared, paid or made any dividends or other distributions of any kind on or in respect of its equity securities and there has been no material adverse change or any development involving a prospective material adverse change, in the equity securities or the long-term debt, or material increase in the short-term debt, of the Corporation or the Guarantors from that set forth in the Offering Memorandum, in or affecting (i) the business, condition (financial or otherwise), results of operations, shareholders' equity, properties or prospects of the Corporation and the Guarantors, individually or taken as a whole or (ii) the ability of the Corporation to consummate the Offering or any of the other transactions contemplated by this Agreement, the Offered Securities, the Subscription Agreements, the Indenture or the Joinder Agreement (collectively, the "Offering Documents").  Since the date of the latest balance sheet incorporated into the Offering Memorandum, neither the Corporation nor any Guarantor has incurred or undertaken any liability or obligation, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transaction, including any acquisition or disposition of any business or asset, which is material to the Corporation and the Guarantors, individually or taken as a whole, except for such liabilities, obligations and transactions which are disclosed in the Offering Memorandum;

(c)
CSRI is the only subsidiary of the Corporation.  Except for CSRI, the Corporation holds no ownership or other interest, nominal or beneficial, direct or indirect, in any corporation, partnership, joint venture or other business entity.  All of the issued shares of or other ownership interests in CSRI have been duly and validly authorized and issued and are fully paid and non-assessable and are owned, directly or indirectly, by the Corporation, free and clear of any Lien;

(d)
neither the Corporation nor any Guarantor is (i) in violation of its certificate or articles of incorporation, bylaws, or other organizational documents, (ii) in default under, and no event has occurred which, with notice or lapse of time or both or otherwise, would constitute a default under, or result in the creation or imposition of any Lien upon, any of its property or assets pursuant to, any bond, debenture, note, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject, or (iii) in violation in any respect of any law, rule, regulation, ordinance, directive, judgment, decree, licence condition or order of any judicial, regulatory or other legal or governmental agency or body, including the CRTC or Industry Canada (including, without limitation, environmental laws, broadcasting and radio communications laws, statutes, ordinances, rules, regulations, judgments or court decrees), foreign or domestic, except (in the case of clauses (ii) and (iii) above) violations or defaults that could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect and except (in the case of clause (ii) alone) for any Lien disclosed in the Offering Memorandum;

(e)
except as disclosed in the Offering Memorandum, the Corporation and each Guarantor has all necessary consents, approvals, authorizations, orders, registrations, qualifications, licences, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies, bodies or administrative agencies, and all third parties, foreign and domestic, including all approvals from the CRTC or Industry Canada (collectively, the "Consents"), to own, lease and operate its properties and conduct its business as it is now being conducted and as disclosed in the Offering Memorandum, and each such Consent is valid and in full force and effect, and neither the Corporation nor the Guarantors have received notice of any investigation or proceedings which results in or, if decided adversely to the Corporation or the Guarantors, could reasonably be expected to result in, the revocation of, or imposition of a restriction on, any Consent.  The Corporation and each Guarantor is in compliance with all applicable laws, rules, regulations, ordinances, directives, judgments, decrees and orders, foreign and domestic, except where failure to be in compliance could not reasonably be expected to have a Material Adverse Effect.  No Consent contains a materially burdensome restriction not adequately disclosed in the Offering Memorandum;

(f)
except as disclosed in the Offering Memorandum, there is (i) no judicial, regulatory, arbitral or other legal or governmental action, suit, investigation or proceeding or other litigation or arbitration before or by any court, arbitrator or governmental agency, body or official, domestic or foreign, pending to which the Corporation or the Guarantors is or may be a party or of which the business, property, operations or assets of the Corporation or the Guarantors is or may be subject, (ii) no statute, rule, regulation or order that has been enacted, adopted or issued by any governmental agency or that has been proposed by any governmental body, and (iii) no injunction, restraining order or order of any nature by a federal, provincial or foreign court of competent jurisdiction to which the Corporation or the Guarantors are or may be subject or to which the business, property, operations or assets of the Corporation or the Guarantors are or may be subject, that, individually or in the aggregate, if determined adversely to the Corporation or the Guarantors, could reasonably be expected to have a Material Adverse Effect; to the best knowledge of the Corporation and the Guarantors, no such proceeding, litigation or arbitration is threatened or contemplated; and the defense of all such proceedings, litigation and arbitration against or involving the Corporation or the Guarantors could not reasonably be expected to have a Material Adverse Effect;

(g)
except as described in the Offering Memorandum, to the best of the Corporation's and each Guarantors' knowledge, there is no pending or threatened change in the Communications Statutes which would result in a Material Adverse Effect.

(h)
the Corporation and each Guarantor are in compliance with all conditions of the broadcasting decisions ("Broadcasting Decisions") issued by the CRTC and relating to either CSRI and Sirius and any policy or rule of the CRTC set out in Broadcasting Public Notice CRTC 2005-61, Introduction to Broadcasting Decisions CRTC 2005-246 to 2005-248: Licensing of new satellite and terrestrial subscription radio undertakings, except such non-compliance that could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect, and the Corporation and the Guarantors are authorized under the Communications Statutes and the rules and regulations promulgated thereunder and the Broadcasting Decisions to continue to provide the services which are subject to the Broadcasting Decisions;

(i)
the business and operations conducted and proposed to be conducted by the Corporation and each Guarantor, as described in the Offering Memorandum, are not regulated by any federal or provincial utility or rate-regulating commission, other than the CRTC and Industry Canada, in the areas in which the Corporation or the Guarantors conduct or proposes to conduct their material business and operations as described in the Offering Memorandum, and the Corporation and the Guarantors are not, and based on existing regulations will not be, required to obtain any licence from any such utility or rate-regulating commission, other than the CRTC and Industry Canada, in any such province; except as set forth in the Offering Memorandum, there are no regulatory matters required to be described in the Offering Memorandum in order to make the statements therein not misleading;

(j)
there is (i) no unfair labour practice complaint pending against the Corporation or any Guarantor nor, to the best knowledge of the Corporation and the Guarantors, threatened against any of them, before the Canadian Industrial Relations Board, any provincial or local labour relations board or any foreign labour relations board, and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement is so pending against the Corporation or any of its subsidiaries or, to the best knowledge of the Corporation and the Guarantors, threatened against any of them, (ii) no current or pending strike, labour dispute, slowdown, or work-stoppage against the Corporation or any of its subsidiaries nor, to the best knowledge of the Corporation and the Guarantors, threatened against any of them, (iii) no labour disturbance by the employees of the Corporation or the Guarantors and to the best knowledge of the Corporation and the Guarantors, no such disturbance is imminent, and neither the Corporation nor the Guarantors is aware of any existing or imminent labour disturbances by the employees of any of its or the Guarantors' respective, principal suppliers, manufacturers, customers or contractors, and (iv) no union representation question existing (to the best knowledge of the Corporation and the Guarantors) with respect to the employees of the Corporation or the Guarantors, which, in the case of each of (i) through (iv) hereof could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  To the best knowledge of the Corporation and the Guarantors, no collective bargaining organizing activities are taking place with respect to the Corporation or the Guarantors.  None of the Corporation or any of the Guarantors has violated (i) any federal, provincial or local law or foreign law relating to discrimination in hiring, promotion or pay of employees or (ii) any applicable wage or hour laws, except those violations that could not reasonably be expected to have a Material Adverse Effect;

(k)
each employee benefit plan for which the Corporation or the Guarantors would have any liability is in compliance in all material respects with applicable law.  Each employee benefit plan for which the Corporation or the Guarantors would have any liability and which is a "registered pension plan", as that term is defined in the Income Tax Act (Canada) (a "Canadian Pension Plan"), is fully funded both on a going concern and on a solvency basis (using actuarial assumptions and methods which are consistent with the valuations last filed with the applicable governmental authorities and which are consistent with generally accepted actuarial principles).  There have been no improper withdrawals, or applications of, assets of any Canadian Pension Plan.  No event has occurred and no condition or circumstance exists respecting any Canadian Pension Plan which could result in the Canadian Pension Plan being wound up, in whole or in part, or having its registration refused or revoked, or being placed under the administration of any trustee or receiver or being required to pay any amount of taxes, penalties or levies under applicable laws;

(l)
there has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission or other release of any Hazardous Material due to, or caused by the Corporation or the Guarantors (or, to the best knowledge of the Corporation or the Guarantors, any other entity for whose acts or omissions the Corporation is or may be liable) upon any property now or previously owned or leased by the Corporation or the Guarantors, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit relating to the protection of human health and safety, the environment or Hazardous Material ("Environmental Law"), except for violations or liability that could not reasonably be expected to have a Material Adverse Effect.  There has been no disposal, discharge, emission or other release of any kind onto such property or into the environment surrounding such property of Hazardous Material with respect to which the Corporation or the Guarantors has knowledge.  Neither the Corporation nor any of the Guarantors has agreed to assume, undertake or provide indemnification for any liability of any other person under any Environmental Law, including any obligation for cleanup or remedial action.  There is no pending or, to the best knowledge of the Corporation and the Guarantors, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Corporation or the Guarantors;

(m)
there is no alleged liability, or to the best knowledge of the Corporation and the Guarantors, potential liability (including, without limitation, alleged or potential liability or investigatory costs, cleanup costs, governmental response costs, natural resource damages, property damages, personal injuries or penalties) of the Corporation or the Guarantors arising out of, based on or resulting from (i) the presence or release into the environment of any Hazardous Material at any location, whether or not owned by the Corporation or the Guarantors, as the case may be, or (ii) any violation or alleged violation of any Environmental Law, other than as disclosed in the Offering Memorandum, except for alleged liability or potential liability that could not reasonably be expected to result in a Material Adverse Effect;

(n)
except as disclosed in the Offering Memorandum, no relationship, direct or indirect, exists between or among the Corporation or any affiliate of the Corporation, on the one hand, and any director, officer, stockholder, customer or supplier of the Corporation any affiliate of the Corporation, on the other hand, which is required by NI 51-102 to be described in the Corporation's Annual Information Form or Management Information Circular on, respectively, Form 51-102F2 and Form 51-102F5, as applicable, which is not so described and described as required in such reports, or which would be required by the Canadian Securities Laws to be described in the Offering Memorandum if the Offering Memorandum were a prospectus filed with the OSC.  There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Corporation or Sirius to or for the benefit of any of their respective officers or directors or any of their respective family members.  The Corporation and Sirius have not, directly or indirectly, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any of their respective directors or executive officers;

(o)
the Corporation has filed in a timely manner each document or report required to be filed by it pursuant to NI 51-102 and all Canadian Securities Laws; each such document or report (including any financial statements) and any amendment thereto at the time it was filed conformed to the requirements of NI 51-102 and all Canadian Securities Laws; and none of such documents or reports contained (or, when read together with the other information in the Offering Memorandum, do contain) an untrue statement of any material fact or omitted (or, when read together with the other information in the Offering Memorandum, do omit) to state any material fact necessary to make the statements therein not misleading as the case may be, at all times up to and including the Subscription Deadline, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein in the light of the circumstances under which they were made not misleading;

(p)
the Corporation (i) has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of the Corporation by others within those entities, particularly during the periods in which filings are being prepared; and (ii) has designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles;

(q)
each of the Corporation and the Guarantors have such permits, licences, franchises and authorizations of governmental or regulatory authorities, including the CRTC or Industry Canada, ("permits"), including, without limitation, under any applicable Environmental Laws and the Communications Statutes (and all related rules, regulations and policies), as are necessary to own, lease and operate its respective properties and to conduct its businesses, except where the failure to have such permits could not reasonably be expected to have a Material Adverse Effect; the Corporation and each Guarantor have fulfilled and performed all of their respective obligations with respect to such permits (except such non-fulfillment or non-performance that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect), and no event has occurred which could reasonably be expected to allow, or after notice or lapse of time could reasonably be expected to allow, revocation or termination thereof or results in any other material impairment of the rights of the holder of any such permit; and, except as described in the Offering Memorandum, such permits contain no restrictions to the Corporation or the Guarantors, as the case may be.  The Corporation and the Guarantors own or lease all such properties as are necessary to the conduct of their business as presently operated and as proposed to be operated as described in the Offering Memorandum;

(r)
the Corporation and the Guarantors have (i) good and marketable title to all of real property and good and marketable title to all personal property owned by them, in each case free and clear of all Liens except such as are described in the Offering Memorandum or such as do not (individually or in the aggregate) materially affect the value of such property or interfere with the use made or proposed to be made of such property by the Corporation and the Guarantors; (ii) peaceful and undisturbed possession of any real property and buildings held under lease or sublease by the Corporation and the Guarantors and such leased or subleased real property and buildings are held by them under valid, subsisting and enforceable leases and no default exists thereunder, (including, to the best knowledge of the Corporation and the Guarantors, defaults by the landlord) with such exceptions as are not material to, and do not interfere with, the use made and proposed to be made of such property and buildings by the Corporation and the Guarantors; (iii) all licences, certificates, permits, authorizations, approvals, franchises and other rights from, and have made all declarations and filings with all Governmental Entities and all self-regulatory authorities (each, an "Authorization") necessary to engage in the business conducted by any of them in the manner described in the Offering Memorandum, except as could not reasonably be expected to have a Material Adverse Effect; and (iv) no reason to believe that any Governmental Entity is considering limiting, suspending or revoking any such Authorization.  All such Authorizations are valid and in full force and effect and the Corporation and the Guarantors are in compliance in all material respects with the terms and conditions of all such Authorizations and with the rules and regulations of the Governmental Entity having jurisdiction with respect thereto.  Neither the Corporation nor any Guarantor has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned whether owned or held under lease or sublease by the Corporation or the Guarantors;

(s)
the Corporation and each Guarantor (i) owns or possesses adequate right to use all patents, patent applications, patent rights, licences, formulae, customer lists, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, software, systems or procedures), trademarks, service marks, trade names, trademark registrations, service mark registrations, computer programs, technical data and information, and know-how and other intellectual property (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures, the "Intellectual Property") necessary for the conduct of its respective businesses as presently being conducted and as described in the Offering Memorandum and (ii) has no reason to believe that the conduct of their respective businesses does or will conflict with, and have not received any notice of any claim of conflict with, any such right of others, except as could not reasonably be expected to have a Material Adverse Effect.  To the best knowledge of the Corporation and the Guarantors all material technical information developed by and belonging to the Corporation or the Guarantors which has not been patented has been kept confidential.  Neither the Corporation nor any Guarantor has granted or assigned to any other person or entity any right to manufacture, have manufactured, assemble or sell the current products and services of the Corporation and the Guarantors or those products and services described in the Offering Memorandum.  To the best knowledge of the Corporation and the Guarantors, there is no infringement by third parties of any Intellectual Property of the Corporation or the Guarantor; there is no pending or, to the best knowledge of the Corporation and the Guarantors, threatened action, suit, proceeding or claim by others challenging the Corporation's or the Guarantors' rights in or to any Intellectual Property, and the Corporation and the Guarantors are unaware of any facts which would form a reasonable basis for any such claim; and there is no pending or, to the best knowledge of the Corporation and the Guarantors, threatened action, suit, proceeding or claim by others that the Corporation or the Guarantors infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Corporation and the Guarantors are unaware of any other fact which would form a reasonable basis for any such claim;

(t)
the Corporation and each Guarantor has accurately prepared and timely filed all tax returns required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges, including without limitation, all sales and use taxes and all taxes that the Corporation or the Guarantors are obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return), except as to the extent that the failure to do so could not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect.  No deficiency assessment with respect to a proposed adjustment of the Corporation's or the Guarantors' federal, provincial, local or foreign taxes is pending or, to the best knowledge of the Corporation and the Guarantors, threatened.  There are no material proposed additional tax assessments against the Corporation or the Guarantors, or the assets or property of the Corporation or of the Guarantors.  The accruals and reserves on the books and records of the Corporation and the Guarantors in respect of tax liabilities for any taxable period not finally determined are, based on the good faith determination of the Corporation, adequate to meet any assessments and related liabilities for any such period and, in its last five complete fiscal years and in its current fiscal year to date, neither the Corporation nor any Guarantor has incurred any liability for taxes other than in the ordinary course of its business.  To the best knowledge of the Corporation, there is no tax Lien, whether imposed by any federal, provincial, foreign or other taxing authority, outstanding against the assets, properties or business of the Corporation or the Guarantors;

(u)
the Corporation and each Guarantor maintains a system of internal accounting and other controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(v)
the Corporation and each Guarantor maintains insurance in such amounts and covering such risks as the Corporation reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance could not reasonably be expected to have a Material Adverse Effect.  There are no material claims by the Corporation or any Guarantor under any such policy or instrument as to which any insurance provider is denying liability or defending under a reservation of rights clause.  The Corporation reasonably believes that it will be able to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that could not reasonably be expected to have a Material Adverse Effect.  Neither the Corporation nor any Guarantor has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance;

(w)	the Corporation and each Guarantor has in effect insurance covering its directors and officers as is customary for companies engaged in similar businesses or in similar industries;

(x)
the historical financial statements, including the notes thereto, and the supporting schedules included in the Offering Memorandum present fairly in all material respects the consolidated financial position as of the dates indicated and the consolidated cash flows and results of operations for the periods specified of the Corporation and Sirius, respectively; except as otherwise stated in the Offering Memorandum, said financial statements have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis throughout the periods involved; and the supporting schedules included in the Offering Memorandum present fairly in all material respects the information therein.  No other historical financial statements or supporting schedules would be required to be included in the Offering Memorandum if the Offering Memorandum were a prospectus filed with the OSC.  The other financial and statistical information included in the Offering Memorandum presents fairly in all material respects the information included therein and has been prepared on a basis consistent with that of the financial statements, that are included in the Offering Memorandum, and the books and records of the respective entities presented therein and, to the extent such information is a range, projection or estimate, is based on the good faith belief and estimates of the management of the Corporation and Sirius, respectively;

(y)
PricewaterhouseCoopers LLP, who have audited and reviewed the consolidated financial statements of the Corporation included as part of the Offering Memorandum, are independent chartered accountants with respect to the Corporation and CSRI as required by Securities Laws and there has not been a reportable event (within the meaning of NI 51-102) between the Corporation and PricewaterhouseCoopers LLP;

(z)
Ernst & Young, who have audited and reviewed the consolidated financial statements of Sirius included as part of the Offering Memorandum, are independent chartered accountants with respect to Sirius as required by Securities Laws and there has not been a reportable event (within the meaning of NI 51-102) between Sirius and Ernst & Young;

(aa)
the statistical, industry-related and market-related data included in the Offering Memorandum are based on or derived from sources which the Corporation reasonably and in good faith believe to be reliable and accurate, and such data agree with the sources from which they are derived;

(bb)
except as described in the Offering Memorandum, neither of the Corporation nor any Guarantor is in default under any of the contracts described in the Offering Memorandum or has received a notice or claim of any such default, and neither the Corporation nor any Guarantor has knowledge of any breach of such contracts by the other party or parties thereto, except such defaults or breaches as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(cc)
the Offering Memorandum accurately and fully describes (i) those accounting policies which the Corporation believes are the most important in the portrayal of the consolidated financial condition and results of operations of the Corporation and which require management's most difficult, subjective or complex judgments ("critical accounting policies"); (ii) the critical accounting policies of Sirius, (iii) judgments and uncertainties affecting the application of the critical accounting policies referred to in clauses (i) and (ii); and (iv) explanation of the likelihood that materially different amounts would be reported under different conditions or using different assumptions;

(dd)
the Offering Memorandum accurately and fully describes (i) all material trends, demands, commitments, events, uncertainties and risks, and the potential effects thereof, that the Corporation believes would materially affect liquidity and are reasonably likely to occur; and (ii) all off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources of the Corporation and the Guarantors taken as a whole; and

(ee)
except as disclosed in the Offering Memorandum, there are no outstanding guarantees or other contingent obligations of the Corporation or any Guarantor that could reasonably be expected to have a Material Adverse Effect.

References in this paragraph 8 to the "Offering Memorandum" are to (x) the Preliminary Offering Memorandum in the case of representations and warranties made as of the date hereof and (y) the Final Offering Memorandum in the case of representations and warranties made as of the Subscription Deadline.  References in this paragraph 8 to the "Guarantors" refer to CSRI and Sirius and any other Future Subsidiaries notwithstanding that Sirius and any such other Future Subsidiaries will not be a party to this Agreement until such time as they execute the Joinder Agreement; provided, however, that where any representation or warranty is qualified as being to the knowledge of a Guarantor, that representation or warranty shall not include the knowledge of Sirius or any other Future Subsidiary until such time as the Joinder Agreement is executed.

9.                      Closing Representations and Warranties of the Corporation and the Guarantors

Each of the Corporation and CSRI, jointly and severally, hereby represents and warrants to the Agents, and acknowledges that the Agents are relying upon such representations and warranties in connection with the Offering, that, as of the date hereof, as of the Subscription Deadline and as of the Closing Time:

(a)
CSRI is, and at the Closing Time CSRI and Sirius will be, the only broadcasting undertakings (as such term is defined in the Broadcasting Act) controlled by the Corporation and each of CSRI and Sirius is:

(i)	eligible to hold a broadcasting licence authorizing the operation of a satellite subscription radio undertaking in Canada;

(ii)
in compliance with the conditions of licence of the Broadcasting Decisions (except such non-compliance that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect) and not in violation of the prohibition contained in subsection 32(1) of the Broadcasting Act (Canada);

(iii)	not controlled by any persons that are not Canadians and is not a non-Canadian (as Canadian and non-Canadian is defined in the Direction to the CRTC (Ineligibility of Non-Canadians));

(iv)	eligible to hold radio licences authorizing the operation in Canada of radio apparatus in accordance with the Radiocommunication Act (Canada) and the Radio Regulations; and

(v)	not in violation of the prohibition contained in subsection 4(1) of the Radiocommunication Act (Canada);

(b)
no order or decree preventing the use of the Offering Memorandum or any order asserting that any of the transactions contemplated by this Agreement are subject to the prospectus requirements under any Canadian Security Laws has been issued and no proceeding for that purpose has commenced or is pending or, to the best knowledge of the Corporation or the Guarantors, is contemplated;

(c)
the Corporation and each Guarantor has been duly incorporated and are validly existing under the laws of their respective jurisdictions, and are current and up to date with all filings required to be made by them in each such jurisdiction, have all requisite corporate power and authority to execute, deliver and perform its obligations under the Offering Documents to which it is a party;

(d)
CSRI is, and at the Closing Time CSRI, Sirius and any other Future Subsidiaries will be, the only subsidiaries of the Corporation.  The Corporation does not and, as at the Closing Time, will not hold any ownership or other interest, nominal or beneficial, direct or indirect, in any other corporation, partnership, joint venture or other business entity.  At the Closing Time, all of the issued shares of or other ownership interests in the Guarantors will be duly and validly authorized, issued, fully paid and non-assessable and will be owned, directly or indirectly, by the Corporation, free and clear of any Lien;

(e)
except as disclosed in the Offering Memorandum, there are no outstanding subscriptions, rights, warrants, calls, commitments of sale or options to acquire, or any preemptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, or instruments convertible into or exchangeable for, any shares or other equity interest in the Guarantors;

(f)
the Notes have been duly and validly authorized by the Corporation for issuance and sale to the Purchasers pursuant to the Subscription Agreements and, when executed by the Corporation and authenticated by the Trustee in accordance with the provisions of the Indenture and when delivered to and paid for by the Purchasers in accordance with the terms hereof and thereof, will have been duly and validly executed, issued and delivered and will constitute valid and legally binding obligations of the Corporation, entitled to the benefits of the Indenture and enforceable against the Corporation in accordance with their terms, except that the enforcement thereof may be limited by the Enforceability Exceptions.  At the Closing Time, the Notes will conform in all material respects to the descriptions thereof in the Offering Memorandum and will be in the form contemplated by the Indenture;

(g)
at the Closing Time, the Guarantees of the Notes will have been duly and validly authorized by each Guarantor and, when executed by each Guarantor in accordance with the provisions of the Indenture and when delivered to the Purchasers in accordance with the terms thereof, and when the Notes have been issued and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Purchasers in accordance with the terms of the Subscription Agreements, will constitute valid and legally binding obligations of each Guarantor, enforceable against it in accordance with its terms and entitled to the benefits of the Indenture, except that the enforcement thereof may be limited by the Enforceability Exceptions.  At the Closing Time, the Guarantees of the Notes will conform in all material respects to the descriptions thereof in the Offering Memorandum;

(h)
the Indenture has been duly and validly authorized by the Corporation and, at the Closing Time, will have been duly and validly authorized by each of the Guarantors, and, when duly executed and delivered by the Corporation and the Guarantors (assuming the due authorization, execution and delivery by the Trustee), will constitute a valid and legally binding agreement of the Corporation and each Guarantor, enforceable against each of them in accordance with its terms, except that the enforcement thereof may be limited by the Enforceability Exceptions.  At the Closing Time, the Indenture will conform in all material respects to the descriptions thereof in the Offering Memorandum.

(i)
this Agreement has been duly and validly authorized, executed and delivered by the Corporation and CSRI and constitutes a valid and legally binding agreement of the Corporation and CSRI, enforceable against each of them in accordance with its terms, except that the enforcement thereof may be limited by the Enforceability Exceptions

(j)
at the Closing Time, this Agreement will have been duly and validly authorized, executed and delivered by Sirius and any other Future Subsidiaries and will constitute a valid and legally binding agreement of Sirius and any such other Future Subsidiaries, enforceable against each of them in accordance with its terms, except that the enforcement thereof may be limited by the Enforceability Exceptions

(k)
none of (i) the execution, delivery, and performance by the Corporation and the Guarantors of this Agreement and consummation of the transactions contemplated by the Offering Documents to which each of them, respectively, is a party, (ii) the issuance and sale of the Notes and the issuance of the Guarantees, or (iii) consummation by the Corporation of the transactions described in the Offering Memorandum under the headings "Summary - The Merger", "Use of Proceeds" or "Exchange Offer" violates or will violate, conflicts with or will conflict with, requires or will require consent or approval under, or results or will result in a breach of any of the terms and provisions of, or constitutes or will constitute a default (or to the best knowledge of the Corporation an event which with notice or lapse of time, or both, would constitute a default) under, or results or will result in the creation or imposition of any Lien upon any properties or assets of the Corporation or the Guarantors, or an acceleration of any indebtedness of the Corporation or the Guarantors pursuant to (i) any provision of certificate or articles of incorporation, bylaws, or other organizational documents of the Corporation or the Guarantors, (ii) any bond, debenture, note, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject, (iii) any Law, except, in the case only of clauses (ii) and (iii) above, as disclosed in the Offering Memorandum or as could not reasonably be expected to have a Material Adverse Effect;

(l)
no Consent of, with or from any Governmental Entity, including the CRTC or Industry Canada or any third party, foreign or domestic, is required for (i) the execution, delivery and performance by the Corporation and each Guarantor of this Agreement or consummation of the Offering and the other transactions contemplated by the Offering Documents to which each of them, respectively, is a party, (ii) the issuance, sale and delivery of the Notes, and the issuance of the Guarantees, or (iii) consummation by the Corporation of the transactions described in the Offering Memorandum under the headings "Summary - The Merger", "Use of Proceeds" or "Exchange Offer", in each case, except such Consents as have been or will be obtained and made on or prior to the Closing Time;

(m)
no action has been taken and no statute, rule, regulation, condition of licence or order has been enacted, adopted or issued by any Governmental Entity, including the CRTC or Industry Canada, that prevents the issuance of the Notes or the Guarantees or prevents or suspends the use of the Offering Memorandum; no injunction, restraining order or order of any nature by a Canadian federal or provincial court has been issued that prevents the issuance of the Notes or the Guarantees or prevents or suspends the sale of the Notes or the Guarantees in any jurisdiction contemplated by this Agreement; and every request of any securities authority or agency of any jurisdiction for additional information has been complied with in all material respects;

(n)
the Corporation and the Guarantors are, and immediately after the Closing Date will be, Solvent.  As used herein, the term "Solvent" means, with respect to any person on a particular date, that on such date (i) the fair market value of the assets of such person is greater than the total amount of liabilities (including contingent liabilities) of such person, (ii) the liquidation value of all of the property, assets and undertaking of such person would be sufficient to enable payment of all of its obligations of whatever nature and kind arising upon such a liquidation, and (iii) such person is able to realize upon its assets and pay its debts and other liabilities, including contingent obligations, as they mature and has been paying its current obligations in the ordinary course of business as they generally become due;

(o)
except pursuant to this Agreement or the Engagement Letter, there are no contracts, agreements or understandings between or among the Corporation or any of the Guarantors and any other person that would give rise to a valid claim against the Corporation or the Guarantors or the Agents for a brokerage commission, finder's fee or like payment in connection with the issuance, purchase and sale of the Offered Securities;

(p)
the Corporation is a reporting issuer and is subject to the continuous disclosure reporting requirements of NI 51-102.  The Corporation files its disclosure documents with the OSC on the SEDAR System.  The Corporation's Class A subordinate voting shares (the "Class A Common Shares") are listed on The Toronto Stock Exchange, and the Corporation has taken no action designed to, or likely to have the effect of, de-listing the Class A Common Shares from The Toronto Stock Exchange, nor has the Corporation received any notification that The Toronto Stock Exchange is contemplating terminating such listing;

(q)
there are no reports or information that in accordance with Canadian Securities Laws or the requirements of the Canadian Securities Regulators must be made publicly available or filed in connection with the offering of the Offered Securities that have not been made publicly available as required except for any reports of exempt distribution that may have to be filled with appropriate Canadian Securities Regulators in connection with the Offering, accompanied by payment of the prescribed fees;

(r)
the Corporation has not distributed and, prior to the later to occur of (i) the Closing Date and (ii) completion of the distribution of the Securities, will not distribute any offering material in connection with the offering and sale of the Offered Securities other than the Offering Memorandum;

(s)
the Offered Securities will be, at the time of their issuance, qualified investments under the Income Tax Act (Canada) and the regulations thereunder for a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan or deferred profit sharing plan, other than a deferred profit sharing plan to which the Corporation contributes for the benefit of its employees; and

(t)
Equity Financial Trust Company, at its principal office in the City of Toronto, will be, at the Closing Time, duly appointed as the trustee under the Indenture and as registrar and transfer agent for the Offered Securities.

References in this paragraph 9 to the "Offering Memorandum" are to (x) the Preliminary Offering Memorandum in the case of representations and warranties made as of the date hereof and (y) the Final Offering Memorandum in the case of representations and warranties made as of the Subscription Deadline and those made as of the Closing Time.  References in this paragraph 9 to the "Guarantors" refer to CSRI and Sirius and any other Future Subsidiaries notwithstanding that Sirius and any such other Future Subsidiaries will not be a party to this Agreement until such time as they execute the Joinder Agreement; provided, however, that where any representation or warranty is qualified as being to the knowledge of a Guarantor, that representation or warranty shall not include the knowledge of Sirius or any other Future Subsidiary until such time as the Joinder Agreement is executed.

10.                      Subscription Conditions

The several obligations of the Agents hereunder shall be subject to (i) the accuracy of the representations and warranties of the Corporation and each Guarantor contained in this Agreement both as of the date of this Agreement and as of the Subscription Deadline (as if made at and as of the Subscription Deadline), (ii) the accuracy of the statements of the Corporation and each Guarantor made in any certificates pursuant to the provisions hereof, (iii) the Corporation's and the Guarantors respective compliance with, and performance, observation and satisfaction of, all terms, conditions, covenants and agreements required to have been complied with, or performed, observed or satisfied, as applicable, by them under this Agreement and the Subscription Agreements at or prior to the Subscription Deadline and (iv) the following additional conditions:

(a)	Delivery of Auditors' Comfort Letters

(i)
On the date hereof, the Agents shall have received from PricewaterhouseCoopers LLP, the independent auditors for the Corporation, a "comfort letter" dated the date hereof addressed to the Agents, in form and substance reasonably satisfactory to the Agents, covering certain financial information in respect of the Corporation (including, for greater certainty, the pro forma financial information included in the Final Offering Memorandum) included in or incorporated by reference into the Final Offering Memorandum and other customary matters.

(ii)
On the date hereof, the Agents shall have received from Ernst & Young LLP, the independent auditors for Sirius, a "comfort letter" dated the date hereof addressed to the Agents, in form and substance reasonably satisfactory to the Agents, covering certain financial information in respect of Sirius included in or incorporated by reference into the Final Offering Memorandum and other customary matters.

(iii)
On any date on which the Corporation shall deliver any Offering Memorandum Amendment, and such Offering Memorandum Amendment amends or alters information in one or both of the "comfort letters" delivered under (i) or (ii) above or provides supplementary financial information of a similar nature, the Agents shall have received from one or both of the auditors above, as applicable, a "comfort letter", in the form of the "comfort letter" delivered on the date hereof, except that (i) it shall cover the relevant financial information included in or incorporated by reference into the Offering Memorandum Amendment and (ii) procedures shall be brought down to a date no more than three days prior to the date on which such Offering Memorandum Amendment is delivered.

(iv)
On the Subscription Date, the Agents shall have received from each of the above auditors a "bring-down comfort letter" dated the Subscription Date addressed to the Agents, in form and substance reasonably satisfactory to the Agents, in the form of the "comfort letter" delivered on the date hereof, except that (i) it shall cover the financial information in the Final Offering Memorandum and (ii) procedures shall be brought down to a date no more than three days prior to the Subscription Date.

(b)	Subscription Agreements

(i)	The Corporation shall have provided the Agents the Subscription Agreements for each Purchaser, accepted, executed and delivered by the Corporation at or prior to the Subscription Deadline.

(c)	Delivery of Certificates

(i)
At the Subscription Deadline, the Agents shall have received a certificate or certificates dated the Subscription Date and signed on behalf of the Corporation and CSRI by, in the case of the Corporation, its Chief Executive Officer and Chief Financial Officer and, in the case of each of CSRI, two senior officers of CSRI acceptable to the Agents, acting reasonably, in each case certifying that:

(A)
since the date of this Agreement: (X) there has been no material change, no change in any material fact and no new material fact, in each case such as is contemplated in paragraph 5(a) of this Agreement (without giving regard to any knowledge qualifier provided therein), and (Y), except for the Merger Agreement and the Corporation's commencement of the Exchange Offer, no transaction has been entered into by any of the Corporation or its subsidiaries which is material to the Corporation and its subsidiaries on a consolidated basis;

(B)
the Corporation or CSRI, as applicable, has complied with, and performed, observed and satisfied all terms, conditions, covenants and agreements required to have been complied with, or performed, observed or satisfied, as applicable, by it under the Offering Documents (and all agreements and instruments delivered thereunder) at or prior to the Subscription Deadline; and

(C)
the representations and warranties of the Corporation or CSRI, as applicable, contained in this Agreement are accurate as of the Subscription Deadline with the same force and effect as if made at and as of the Subscription Deadline.

11.                      Closing Conditions

The several obligations of the Agents hereunder shall further be subject to (i) the accuracy of the representations and warranties of the Corporation and the Guarantors contained in paragraph 9 of this Agreement as of the Closing Time (as if made at and as of the Closing Time), (ii) the accuracy of the statements of the Corporation and the Guarantor made in any certificates pursuant to the provisions hereof, (iii) the Corporation's and the Guarantors respective compliance with, and performance, observation and satisfaction of, all terms, conditions, covenants and agreements required to have been complied with, or performed, observed or satisfied, as applicable, by them under the Offering Documents (and all agreements and instruments delivered thereunder) at or prior to the Closing Time and (iv) the following additional conditions:

(a)	Delivery of Opinions

(i)
At the Closing Time, the Agents shall have received the favourable opinion of the Corporation's Counsel, dated the Closing Date, substantially in the form of Schedule C hereto.  In giving such opinion, such counsel may rely, as to all matters governed by the laws of jurisdictions other than the Provinces of Ontario, Alberta, British Columbia and Quebec, and the federal laws of Canada applicable therein, upon the opinions of local counsel satisfactory to the Agents.  Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Corporation or CSRI and upon certificates of public officials.  Such counsel may further state that they express no opinion as to the Communications Statutes and related matters that are addressed in the opinions of the regulatory counsel to be delivered pursuant to clause 11(a)(iv) below.

(ii)
At the Closing Time, the Agents shall have received the favourable opinion of Sirius' Counsel, dated the Closing Date, substantially in the form of Schedule D hereto.  Such counsel may state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of Sirius and upon certificates of public officials.  Such counsel may further state that they express no opinion as to the Communications Statutes and related matters that are addressed in the opinions of the regulatory counsel to be delivered pursuant to clause 11(a)(iv) below.

(iii)
At the Closing Time, the Agents shall have received the favourable opinion of the U.S. Counsel, dated the Closing Date, in form and substance satisfactory to the Agents, acting reasonably, to the effect that no registration is required under the U.S. Securities Act in connection with the offer, sale and delivery of the Offered Securities in the United States.

(iv)
At the Closing Time, the Agents shall have received the favourable opinions of the regulatory counsel of each of the Corporation (which shall be in respect of the broadcast undertaking of the Corporation) and Sirius (in respect of the broadcast undertaking of Sirius), each dated the Closing Date and substantially in the form of Schedule E and Schedule F, respectively, hereto.  In giving such opinion, such counsel may state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Corporation or Sirius, as applicable, and upon certificates of public officials.

(b)	Delivery of Certificates

(i)
At the Closing Time, the Agents shall have received certificates dated the Closing Date, signed by an appropriate officer of the Corporation and each Guarantor and addressed to the Agents and their counsel, with respect to the constating documents of the Corporation and each Guarantor, all resolutions of the board of directors of the Corporation and each Guarantor relating to the Offered Securities or any of the Offering Documents, the Merger Agreement or the Exchange Offer, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Agents may reasonably request.

(ii)
At the Closing Time, the Agents shall have received a certificate signed on behalf of the Corporation by its Chief Financial Officer certifying that (1) the Corporation has complied with, and has performed, observed and satisfied, as applicable, all terms, conditions, covenants and agreements required to have been complied with, or performed, observed or satisfied, as applicable, by the Corporation under this Agreement and the Subscription Agreements at or prior to the Subscription Deadline or Closing Time, as applicable and (2) no event or circumstance exists that would afford a Purchaser the right to terminate its obligations under its Subscription Agreement except for those events and circumstances of which such Purchaser has previously been notified and given the opportunity to terminate in accordance with the terms of such Subscription Agreement.

(iii)
At the Closing Time, the Agents shall have received a certificate or certificates dated the Closing Date and signed on behalf of the Corporation and each Guarantor by, in the case of the Corporation, its Chief Executive Officer and Chief Financial Officer and, in the case of each of the Guarantors, two senior officers of such Guarantor acceptable to the Agents, acting reasonably, in each case addressed to the Agents certifying that:

(A)
in the case of the certificate delivered by the Corporation, (x) the representations and warranties of the Corporation contained in paragraph 9 of this Agreement are accurate as of the Closing Time with the same force and effect as if made at and as of the Closing Time, (y) there has been no order, ruling, determination or proceeding, in each case such as is contemplated in paragraph 5(b) of this Agreement, and (z) the mutual conditions to closing set out in section 8 of the Subscription Agreement have been satisfied;

(B)
in the case of the certificate delivered by CSRI, (x) the representations and warranties of CSRI contained in paragraph 9 of this Agreement are accurate as of the Closing Time with the same force and effect as if made at and as of the Closing Time and (y) there has been no order, ruling, determination or proceeding, in each case such as is contemplated in paragraph 5(b) of this Agreement; and

(C)
in the case of the certificate delivered by Sirius and any other Future Subsidiary, (x) the representations and warranties of such Future Subsidiary contained in paragraph 3 of the Joinder Agreement executed by such Future Subsidiary are accurate as of the Closing Time with the same force and effect as if made at and as of the Closing Time and (y) there has been no order, ruling, determination or proceeding, in each case such as is contemplated in paragraph 5(b) of this Agreement.

(c)	Other Conditions

(i)	At the Closing Time, the mutual conditions to closing set out in section 8 of the Subscription Agreement shall have been satisfied.

(ii)	Each of the Future Subsidiaries shall have executed and delivered the Joinder Agreement.

(iii)
The Corporation and the Guarantors (including Future Subsidiaries) shall have each executed and delivered the Indenture (which shall include the Guarantees), in form and substance reasonably satisfactory to the Agents, and the Agents shall have received executed copies thereof.

(iv)
At the Closing Date, counsel for the Agents shall have been furnished with all such documents, certificates and opinions as they may reasonably request for the purpose of enabling them to pass upon the issuance and sale of the Offered Securities as contemplated in this Agreement and in order to evidence the accuracy and completeness of any of the representations, warranties or statements of the Corporation or any Guarantor, the performance of any of the agreements of the Corporation or any Guarantor, or the fulfillment of any of the conditions herein contained.

12.                      Termination Rights of Agents

(a)	During The Subscription Period

Any of the Agents shall be entitled, at its option and in accordance with paragraph 12(d), to terminate its obligations under this Agreement by notice to that effect given to the Corporation at any time prior to the Subscription Deadline, if, during the Subscription Period:

(i)
any enquiry, action, suit, investigation or other proceeding, whether formal or informal, is instituted, threatened or announced or any order is made by any Governmental Entity in relation to the Corporation or any Guarantor, or any of their respective materials assets or operations, or there is any change of Law (or the interpretation or administration thereof), in each case which, in the reasonable opinion of the Agents or any of them, (x) operates to prevent or restrict the distribution or trading of the Offered Securities, (y) restrains or prohibits the completion of any of the Offering, the Exchange Offer or the Merger, or (z) might reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities;

(ii)
there should occur, arise or be discovered any material change, any change in any material fact or any new material fact, in each case such as is contemplated in paragraph 5(a), which results or, in the sole opinion of any one of the Agents, might reasonably be expected to have (x) a significant adverse effect on the market price or value of the Offered Securities or (y) a Material Adverse Effect; or

(iii)
(i) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any Law (or in the interpretation or administration thereof) which in the opinion of any of the Agents seriously adversely affects, or involves, or might seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole, (ii) trading in any securities of the Corporation has been suspended or materially limited by the Stock Exchange or trading generally on the Stock Exchange has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by the Stock Exchange or by order of any of the OSC or any other governmental authority, (iii) a banking moratorium has been declared by Canadian authorities, or (iv) the state of the financial markets is such that, in the reasonable opinion of any one of the Agents, it could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities.

(b)	During the Distribution Period

Any of the Agents shall be entitled, at its option and in accordance with paragraph 12(d), to terminate its obligations under this Agreement by notice to that effect given to the Corporation at any time prior to the Closing Time, if, at or at any time prior to the Closing Time:

(i)	closing of the Merger does not occur or the Corporation announces that it will not proceed with the Merger, in each case, prior to June 30, 2011 or the Merger Agreement is terminated;

(ii)
any condition contained in the Merger Agreement to complete the transactions contemplated thereby is or would not be satisfied or complied with on the earlier of the Closing Date and June 30, 2011, notwithstanding whether any such condition has been waived by a party to the Merger and without regard to (x) any deemed satisfaction or waiver or any cure period (but only to the extent such cure period extends beyond the tenth Business Day prior to the Closing Date) provided for in the Merger Agreement with respect to any failure to satisfy or comply with any such condition or (y) any modification or amendment to any such condition;

(iii)
any failure or breach by the Corporation or Sirius to perform or comply in all material respects with any obligation, covenant or agreement in respect of the conduct of their respective businesses set forth in the Merger Agreement, notwithstanding whether any such failure or breach has been waived or consented to by a party to the Merger and without regard to (x) any deemed satisfaction or waiver or any cure period (but only to the extent such cure period extends beyond the tenth Business Day prior to the Closing Date) provided for in the Merger Agreement with respect to any such failure or breach or (y) any modification or amendment to the applicable obligation, covenant or agreement;

(iv)	the Closing Date does not occur on the date on which the Merger closes;

(v)	the Exchange Offer is terminated or is withdrawn by the Corporation;

(vi)
(x) an Event of Default (as defined in the indenture governing the Existing Notes) occurs and is continuing or (y) a Default (as defined in the indenture governing the Existing Notes) occurs and is continuing for five Business Days; or

(vii)	the Offering Memorandum contains a misrepresentation (as defined in the Securities Act (Ontario)) as of its date or as of the Subscription Date.

(c)	Conditions

The Corporation agrees that all terms and conditions of this Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any such conditions at the time provided herein shall entitle any of the Agents to terminate their obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase Offered Securities) by notice to that effect given to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement; provided, however, that none of the Agents shall be entitled to terminate their obligations under this Agreement solely by reason of the failure of one or more representations or warranties given in respect of Sirius (or another Future Subsidiary that is a Subsidiary of Sirius) to be true, accurate or complete unless the failure or failures of such representations and warranties to be true, accurate or complete could (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect or result in the Offering Memorandum containing a misrepresentation or an untrue statement of a material fact or omitting to state a material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading. Each Agent may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon an Agent only if such waiver or extension is in writing and signed by the Agent.

(d)	Notice of Termination Right

The Corporation covenants to provide, as promptly as practicable, written notice to the Agents of any event or circumstance that would give the Agents a right to terminate its obligations hereunder, including, but not limited to, any such event or circumstance for which the Corporation has received notice from Sirius or has given notice to Sirius pursuant to the terms of the Merger Agreement.  Any notice provided to the Agents pursuant to this paragraph shall contain such information in respect of such event or circumstance that, in the Corporation's reasonable determination, is sufficient to permit the Agents to make an informed decision as to whether to exercise the applicable termination right. In the event that any such notice is received by the Agents on a date that is less than ten (10) Business Days prior to the Closing Date, the Corporation shall extend the Closing Date to a date that is no less than the 10th Business Day following the date on which the Agents have received such notice.

(e)	Exercise of Termination Rights

The rights of termination contained in paragraphs 7, 12(a), 12(b) and 12(c) may be exercised by any of the Agents (or, in the case of paragraph 7, by NBF, acting on behalf of all of the Agents) and are in addition to any other rights or remedies any of the Agents may have in respect of any default, act or failure to act or noncompliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise.  In the event of any such termination, there shall be no further liability or obligation on the part of the terminating Agent (which, in the case of a termination pursuant to paragraph 7, shall mean all of the Agents) to the Corporation or the Guarantors or on the part of the Corporation or the Guarantors to such terminating Agent except in respect of any liability or obligation which may have arisen or may arise after such termination under any of paragraphs 14, 15 or 17, which will remain in full force and effect. A notice of termination given by an Agent under paragraph 12(d) shall not be binding upon any other Agent.

13.                      Termination Rights of the Corporation

(a)
The Corporation shall be entitled, at its option and in accordance with paragraph 13(b), to terminate its obligations under this Agreement (and the obligations of each of the Guarantors) by notice to that effect given to the Agents at any time prior to the Closing Time, if, at or at any time prior to the Closing Time:

(i)	the Exchange Offer is terminated or withdrawn by the Corporation, in each case, in accordance with its terms; or

(ii)	the Merger Agreement is terminated.

(b)
In order to exercise the rights of termination contained in paragraph 13(a), the Corporation must concurrently terminate (in accordance with the terms of such agreements) each of the Subscription Agreements.  Such rights of termination may be exercised by the Corporation giving written notice thereof to NBF at any time prior to the Closing Time.  In the event of any termination in accordance with paragraph 13(a) becoming effective, there shall be no further liability on the part of the Corporation or the Guarantors to the Agents or on the part of the Agents to the Corporation or the Guarantors, except in respect of any liability or obligation which may have arisen or may arise after such termination under any of paragraphs 14, 15 or 17, which will remain in full force and effect.

14.                      Rights of Indemnity

(a)	Indemnity

Each of the Corporation and the Guarantors, jointly and severally, agrees to indemnify and save harmless each of the Agents and each of their affiliates, directors, officers, employees and agents from and against all liabilities, claims, losses, reasonable costs, damages and reasonable expenses (including without limitation any legal fees or other expenses reasonably incurred by such Agents in connection with defending or investigating any of the above but excluding any loss of profits), in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)
any information or statement (except any statement relating solely to the Agents which has been provided by the Agents in writing specifically for use in the Offering Memorandum) in any of the Offering Memorandum, any certificate of the Corporation or any Guarantor delivered pursuant to this Agreement or any material filed by (or on behalf of) the Corporation or any of the Guarantors in compliance or intended compliance with applicable Securities Laws which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or an untrue statement of a material fact or an omission to state a material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading;

(ii)
any omission or alleged omission to state in any of the Offering Memorandum, any certificate of the Corporation or any Guarantor delivered pursuant to this Agreement or any material filed by (or on behalf of) the Corporation or any of the Guarantors in compliance or intended compliance with applicable Securities Laws any fact (except any fact relating solely to the Agents), whether material or not, required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iii)
any order made or enquiry, investigation or proceedings commenced or threatened by any court, securities regulatory authority, stock exchange or other competent authority (x) based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement, omission or misrepresentation which has been provided by the Agents in writing specifically for use in the Offering Memorandum and relating solely to the Agents) included in or incorporated by reference into the Offering Memorandum, or (y) based upon any failure to comply with Securities Laws (other than any failure or alleged failure to comply by the Agents), or (2) preventing or restricting the trading or distribution of the Offered Securities in any of the Qualifying Provinces or the United States;

(iv)
the non-compliance or alleged non-compliance by the Corporation or any Guarantor with any requirement of applicable Securities Laws or other applicable securities laws, rules or regulations of any jurisdictions, including the Corporation's or any Guarantor's non-compliance with any statutory requirement to make any document available for inspection;

(v)
any inaccuracy of a representation or warranty of the Corporation or any Guarantor made herein or contained in any agreement, certificate or other document delivered pursuant to this Agreement or under applicable Securities Laws; or

(vi)
any breach by the Corporation or any Guarantor of any covenant to be performed by it contained in this Agreement or contained in any agreement, certificate or other document delivered pursuant to this Agreement or under applicable Securities Laws any breach by the Corporation or any Guarantor of any covenant to be performed by it contained in this Agreement or contained in any agreement, certificate or other document delivered pursuant to this Agreement or under applicable Securities Laws.

(b)	Notification of Claims

If any matter or thing contemplated by paragraph 14(a) (any such matter or thing being referred to as a "Claim") is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the "Indemnified Party") will notify the Corporation as soon as possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party except to the extent that the Corporation is materially prejudiced (through the forfeiture of substantive rights or defences) by such omission and in any event shall not relieve the Corporation from any liability that it may have otherwise than on account of this paragraph 14). The Corporation shall assume the defence of any suit brought to enforce such Claim; provided, however, that

(i)	the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and

(ii)
no settlement of any such Claim or admission of liability may be made by the Corporation without the prior written consent of the Indemnified Party, acting reasonably, unless such settlement includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any Indemnified Party.

(c)	Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to this Agreement, the Agents shall obtain and hold the rights and benefits of this paragraph in trust for and on behalf of such Indemnified Party.

(d)	Retaining Counsel

In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (i) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; (ii) the Corporation shall not have retained counsel within 7 Business Days following receipt by the Corporation of notice of any such Claim from the Indemnified Party or (iii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party and the Corporation, and the Indemnified Party shall have been advised in writing by counsel that representation of the Corporation and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them; or because there may be one or more legal defences available to the Indemnified Party which are different from, in addition to or in conflict with those available to the Corporation (in which case, if such Indemnified Party notifies the Corporation in writing that it elects to employ separate counsel at the expense of the Corporation, the Corporation shall not have the right to assume the defense of such suit or proceeding on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party).

15.                      Contribution

(a)	Rights of Contribution

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in paragraph 14 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Agents or enforceable otherwise than in accordance with its terms, the Corporation and the Agents shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits relating to the distribution of the Offered Securities) of a nature contemplated by paragraph 14 in such proportions so that the Agents are responsible for the portion represented by the percentage that the aggregate fee payable by the Corporation to the Agents bears to the aggregate offering price of the Offered Securities and the Corporation is responsible for the balance, whether or not they have been sued together or sued separately, provided however that: (i) the Agents shall not in any event be liable to contribute, in the aggregate, any amounts in excess of such aggregate fee or any portion of such fee actually received; and (ii) no party who has been determined by a court of competent jurisdiction in a final judgment to have engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation or gross negligence. The Agents' respective obligations to contribute pursuant to this paragraph 15 are several in proportion to the percentages set forth opposite their respective names in the Term Sheet hereto and not joint.

(b)	Right of Contribution in Addition to Other Rights

The rights to contribution provided in this paragraph shall be in addition to and not in derogation of any other right to contribution which the Agents or the Corporation may have by statute or otherwise at law.

(c)	Calculation of Contribution

In the event that the Corporation may be held to be entitled to contribution from the Agents under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

(i)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Agents are responsible, as determined in paragraph 15(a), and

(ii)
the amount of the aggregate fee actually received by the Agents from the Corporation under this Agreement, and an Agent shall in no event be liable to contribute any amount in excess of such Agent's portion of the Agency Fee actually received from the Corporation under this Agreement.

(d)	Notice

If the Agents have reason to believe that a claim for contribution may arise, they shall give the Corporation notice of such claim in writing, as soon as reasonably possible, but failure to notify the Corporation shall not relieve the Corporation of any obligation which it may have to the Agents under this paragraph.

(e)	Right of Contribution in Favour of Others

With respect to this paragraph, the Corporation acknowledges and agrees that the Agents are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents.

16.                      Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

17.                      Expenses

Whether or not the transactions contemplated by this Agreement shall be completed, and whether or not this Agreement is terminated by any or all of the Agents, all expenses of or incidental to the creation, issue, delivery and marketing of the Offered Securities and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement shall be borne by the Corporation directly including, without limitation, the fees and expenses of the Corporation's Counsel and the Corporation's regulatory counsel, all fees and expenses of the U.S. Counsel and local counsel, all fees and expenses of the auditors of the Corporation, all costs incurred in connection with the preparation and printing of the Offering Memorandum and certificates representing the Offered Securities, the fees and expenses of the Trustee, including the fees and disbursements of counsel for the Trustee, any fees payable in connection with the rating of the Offered Securities with any ratings agencies, all filing or other fees applicable in connection with fulfilling the Corporation's obligations in paragraph 3(c) and the reasonable fees and disbursements of the Agents' Counsel and all taxes payable on such fees and expenses.  For greater certainty, none of the Agents shall have any responsibility for (a) any expenses of or incidental to the Exchange Offer or the Merger or (b) any fees or expenses of Sirius (including the fees and expenses of the counsel, regulatory counsel and auditors of Sirius), each of which shall be borne by the Corporation or Sirius, as applicable.

Without limitation to the foregoing, the Corporation shall pay all fees and expenses payable to the Trustee in connection with the preparation and certification of the Notes contemplated by paragraph 7 and the fees and expenses that may be payable to the Trustee in connection with the initial or additional transfers as may be required in the course of the private placement of the Offered Securities.

18.                      Use of Proceeds

The Corporation will use the net proceeds received by it from the sale of the Offered Securities in the manner specified in the Prospectus.

19.                      Concurrent Offerings

During the period beginning on the date hereof and continuing to and including the 90th day following the Closing Date, none of the Corporation or the Guarantors will, without the prior written consent of NBF, offer, sell, contract to sell or otherwise dispose of any debt securities issued or guaranteed by the Corporation or any Guarantor (or securities convertible into debt securities issued or guaranteed by the Corporation or any Guarantor) (other than the Offered Securities) which are substantially similar to the Notes.  The foregoing sentence shall not apply to (i) debt securities that mature not more than one year from their date of issue, (ii) any debt securities issued to any of the Corporation's subsidiaries or affiliates, (iii) the Exchange Notes or (iv) debt securities required to be issued pursuant to the Transaction Steps Agreement (as defined in the Offering Memorandum).

20.                      Survival

The representations, warranties, obligations and agreements of the Corporation and the Guarantors contained in this Agreement and in any certificate delivered by any of them pursuant to this Agreement or in connection with the purchase and sale of the Offered Securities shall survive the purchase of the Offered Securities and shall continue in full force and effect for a period of two years from the Closing Date (or, if the obligations of the parties under this agreement are terminated, two years from the date of such termination) unaffected by any subsequent disposition of the Offered Securities by the Purchasers or the termination of any of the parties obligations hereunder (except as otherwise expressly provided elsewhere in this Agreement) and shall not be limited or prejudiced by any investigation made by or on behalf of the Agents in connection with the preparation of the Offering Memorandum or any Offering Memorandum Amendment or the distribution of the Securities; provided, however, that the respective liabilities, obligations and agreements of the parties hereto that are provided for under paragraphs 14, 15 and 17 shall survive and continue in full force and effect indefinitely.  The Purchasers shall be entitled to rely on the representations and warranties of the Corporation and the Guarantors contained herein or delivered pursuant hereto notwithstanding any investigation which the Agents may undertake or which may be undertaken on the Agents' behalf.

21.                      Time of the Essence

Time shall be of the essence of this Agreement.

22.                      Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario and the courts of such Province shall have non-exclusive jurisdiction over any dispute hereunder.

23.                      Funds

All funds referred to in this Agreement shall be in Canadian dollars.

24.                      Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "Notice") shall be in writing addressed to the Corporation at:

Canadian Satellite Radio Holdings Inc.
590 King Street West, Suite 300
Toronto, Ontario  M5V 1M3

Attention:                     General Counsel
Fax:                                416.408.6005

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario  M5L 1B9

Attention:                     Dee Rajpal
Fax:                                416.947.0866

or if to an Agent to the addresses set out in the Term Sheet, with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
Suite 4400
1 First Canadian Place
Toronto, Ontario  M5X 1B1

Attention:                     David Wilson
Fax:                                416.863.0871

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by fax to the addressee and:

(a)
a Notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b)	a Notice which is sent by fax shall be deemed to be given and received on the first Business Day following the day on which it is sent.

25.                      Authority of NBF

NBF is hereby authorized by each of the other Agents to act on its behalf and the Corporation shall be entitled to and shall act on any notice given in accordance with paragraph 24 or agreement entered into by or on behalf of the Agents by NBF which represents and warrants that it has irrevocable authority to bind the Agents, except in respect of any consent to a settlement pursuant to paragraph 14(b) which consent shall be given by the Indemnified Party, a notice of termination pursuant to paragraph 12 which notice may be given by any of the Agents, or any waiver pursuant to paragraph 12(c), which waiver must be signed by all of the Agents.  NBF shall consult with the other Agents concerning any matter in respect of which it acts as representative of the Agents.

26.                      Counterparts

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

27.                      Schedules

Each of the Schedules hereto form an integral part of this Agreement.

28.                      Relationship Between the Parties

The Corporation and the Guarantors hereby acknowledge and agree that the Agents are acting solely as the Corporation's agents, and that the Agents are not advising them as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction, in connection with the purchase and sale of the Offered Securities (irrespective of whether any Agent has advised or is currently advising the Corporation or any Guarantor on related or other matters).  The Corporation and the Guarantors shall consult with their own advisors concerning any legal, tax, investment, accounting or regulatory matters in respect of, and shall be responsible for making their own independent investigations and appraisals of, the transactions contemplated hereby, and the Agents shall have no responsibility or liability to the Corporation or the Guarantors with respect thereto.  Any review by the Agents of the Corporation or any of the Guarantors, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agents and shall not be on behalf of the Corporation or any of the Guarantors.

The Corporation and the Guarantors further acknowledge and agree that the Agents are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm's length basis, and in no event do the parties intend that the Agents act or be responsible as a fiduciary to the Corporation or any of the Guarantors, their respective management, shareholders or creditors or any other person in connection with any activity that the Agents may undertake or have undertaken in furtherance of such purchase and sale of the Offered Securities, either before or after the date hereof.  The Agents hereby expressly disclaim any fiduciary or similar obligations to the Corporation or any Guarantor, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and each of the Corporation and the Guarantors hereby confirms its understanding and agreement to that effect.

29.                      Entire Agreement

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof, and shall, subject to the following, supersede any and all prior negotiations and understandings relating to, the Offering, including the Engagement Letter; provided, however, that the parties agree that, notwithstanding any other provision of this Agreement, the Corporation's and NBF's obligations under sections 3, 5, 7, 8, 9, 11, 12, 18 and 19 of the Engagement Letter shall continue in full force and effect in accordance with the terms of the Engagement Letter (for greater clarity, the only success fee payable in respect of the Offered Securities delivered at Closing will be the Agency Fee and no additional success fee will be payable to NBF pursuant to section 3(b) of the Engagement Letter in respect of such Offered Securities and, to the extent a right of indemnity or contribution is available to NBF (or its affiliates, directors, officers, employees or agents, as applicable) in respect of a matter pursuant to paragraph 14 or 15, respectively, the rights of indemnity provided for in section 8 of the Engagement Agreement shall not be available to NBF (or such other person or persons, as applicable) in respect of that matter).

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning them to the Agents upon which this letter as so accepted shall constitute an Agreement among us.

[signature page follows]

Yours very truly,

NATIONAL BANK FINANCIAL INC.
by	/s/ Rob Sainsbury
Name: Rob Sainsbury
Title: Managing Director

CANACCORD GENUITY CORP.
by	/s/ James Merkur
Name: James Merkur
Title: Managing Director

RBC DOMINION SECURITIES INC.
by	/s/ James McKenna
Name: James McKenna
Title: Director

CIBC WORLD MARKETS INC.
by	/s/ Susan Rimmer
Name: Susan Rimmer
Title: Managing Director

 [signature page follows]

          The foregoing offer is accepted and agreed to as of the date first above written.

Yours very truly,

CANADIAN SATELLITE RADIO HOLDINGS INC.
by	/s/ Michael Washinushi
Name: Michael Washinushi
Title: Chief Financial Officer

CANADIAN SATELLITE RADIO INC.
by	/s/ Michael Washinushi
Name: Michael Washinushi
Title: Chief Financial Officer

EXHIBIT I
AGENTS' CERTIFICATE

In connection with the private placement in the United States of 9.75% Senior Notes due 2018 (the "Securities") of Canadian Satellite Radio Holdings Inc. (the "Issuer") pursuant to the Agency Agreement dated March 30, 2011 between the Issuer, the Guarantors named therein and the Agents named therein (the "Agency Agreement"), the undersigned does hereby certify for itself, each of the Agents and the U.S. affiliates of the Agents that sold Securities in the United States as follows:

(i)	all offers and sales of Securities in the United States have been effected by [name of U.S. broker-dealer affiliate] in accordance with all applicable broker-dealer requirements;

(ii)	each offeree was provided with a copy of the Offering Memorandum, for the offering of the Securities in the United States;

(iii)
immediately prior to offering or soliciting offers for the Securities to offerees in the United States, we had reasonable grounds to believe and did believe that each offeree was an "accredited investor" as defined in Rule 501(a) of Regulation D (an "Accredited Investor") and, on the date hereof, we continue to believe that each Purchaser in the United States purchasing Securities from us is an Accredited Investor;

(iv)
no form of "general solicitation" or "general advertising" (within the meaning of Rule 502(c) of Regulation D) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States; and

(v)	the offering of the Securities in the United States has been conducted by us in accordance with the Agency Agreement.

Terms used in this certificate have the meanings given to them in the Agency Agreement.

DATED •.

[AGENT]		[U.S. AFFILIATE]
by		by
	Name: •		Name: •
	Title: •		Title: •

SCHEDULE A

TERM SHEET

1. Agents	% of Offering

The Agents and their addresses are: National Bank Financial Inc. The Exchange Tower 130 King Street West Suite 3200, P.O. Box 21 Toronto, Ontario M5X 1J9 Attention: Sean St. John Fax: 416.869.8632	42.5%
Canaccord Genuity Corp. 161 Bay Street Suite 3000, P.O. Box 516 Toronto, Ontario M5J 2S1 Attention: James Merkur Fax: 416.869.3876	42.5%
RBC Dominion Securities Inc. Royal Bank Plaza 200 Bay Street P.O. Box 50 Toronto, Ontario M5J 2W7 Attention: James McKenna Fax: 416.842.6474	10%
CIBC World Markets Inc. Brookfield Place 161 Bay Street, 5th Floor Toronto, Ontario M5J 2S8 Attention: Susan Rimmer Fax: 416.594.7760	5%

2.	Attributes of the Notes
	Issuer:	Canadian Satellite Radio Holdings Inc.
	Title of the Notes:	9.75% Senior Notes due 2018 of the Corporation (the "Notes")
	Aggregate Principal Amount:	Up to Cdn.$62,000,000
	Purchase Price	Cdn. $1,000 per Cdn.$1,000 principal amount of the Notes
	Guarantees:	The notes will be guaranteed by all of the Corporation's current restricted subsidiaries and each of the Corporation's future restricted subsidiaries that is not an immaterial subsidiary
	Maturity:	Seven years from the Closing Date
	Interest Rate:	9.75%
	Interest Payment Dates:	Semi-annually, commencing six month's from the Closing Date
	Optional Redemption Provisions:	The Notes will be redeemable to the extent set forth in the Preliminary Offering Memorandum
	Change of Control:	The Indenture will include a Change of Control provision as described in the Preliminary Offering Memorandum
	Sinking Fund Provisions:	None
	Global Note Depository:	CDS Clearing and Depository Services Inc.
3.	Counsel
	Corporation's Counsel:	Stikeman Elliott LLP
	Sirius' Counsel:	Goodmans LLP
	U.S. Counsel:	Stikeman Elliott LLP
	Corporation's Regulatory Counsel:	Fasken Martineau DuMoulin LLP
	Sirius' Regulatory Counsel:	McCarthy Tetrault LLP
	Agents' Counsel:	Davies Ward Phillips & Vineberg LLP

4.           Qualifying Provinces

All of the provinces of Canada.

5.           Eligibility for Investment

The Offered Securities are to be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by a registered retirement savings plan, a registered retirement income fund, registered education savings plan or a deferred profit sharing plan other than a deferred profit sharing plan to which the Corporation contributes for the benefit of its employees.

SCHEDULE B

FORM OF SUBSCRIPTION AGREEMENT

(See attached)

SUBSCRIPTION AGREEMENT

Canadian Satellite Radio Holdings Inc. (the "Corporation") intends to offer (the "Offering") up to Cdn.$62,000,000 aggregate principal amount of its 9.75% Senior Notes due 2018 (the "Notes") by way of private placement in Canada and in the United States to accredited investors.  The Notes are being conditionally offered through National Bank Financial Inc. and Canaccord Genuity Corp. (collectively, the "Lead Agents"), RBC Dominion Securities Inc. and CIBC World Markets Inc. (collectively, with the Lead Agents, the "Agents" and each individually, an "Agent"), as agents, pursuant to an agency agreement dated March 30, 2011 between them and the Corporation (the "Agency Agreement").

The following summarizes a few of the terms and conditions applicable to a subscription.  The details of these and other terms and conditions are included in the attached Schedule A (the "Terms & Conditions").  The Notes will be issued pursuant to a trust indenture (the "Indenture") and will have the attributes described in the offering memorandum dated March 30, 2011, as supplemented, in the case of a Purchaser within the United States, by the U.S. Placement Memorandum dated March 30, 2011 (the "Offering Memorandum").

Merger and Refinancing

As described in the Offering Memorandum, the Offering is being undertaken as part of a larger refinancing of certain debt of the Corporation in connection with the Corporation's purchase of all of the outstanding securities in the capital of Sirius Canada Inc. ("Sirius").  Such purchase, on the terms contemplated by the Merger Agreement (as defined herein), is referred to as the "Merger".  The Corporation will apply the net proceeds of the Offering as described in the Offering Memorandum, including using a portion of such proceeds to repay all of the Corporation's existing 12.75% senior notes due 2014 (the "Existing Notes") that are tendered for cash in the exchange offer and consent solicitation described in the Offering Memorandum (the "Exchange Offer") and to repay certain other indebtedness.

Extended Settlement; Commitment Fee; Limited Termination Rights

Subscriptions are being received well in advance of the closing of the Offering, as the Offering is conditional on, among other things, the prior closing of the Merger and the concurrent completion of the Exchange Offer.  Delivery and payment for the Notes will occur on the date on which the Merger closes (the "Closing Date"), which is anticipated to occur in May 2011 or June 2011 but may occur on an earlier or later date or not at all.  The Corporation will provide the Purchaser written notice of the Closing Date no less than eight (8) business days prior to such date by making a release to an appropriate news agency.

The Corporation will have until 5:00 p.m. (Toronto time) on March 31, 2011 to accept subscriptions (the "Subscription Deadline").  Subscribers from whom subscriptions are accepted will be entitled to a commitment fee on the terms described in Section 3 of the Terms & Conditions.  Upon acceptance, a subscriber will be obligated to purchase the Notes that are the subject of its subscription, subject to the limited conditions and rights of termination described in the Terms & Conditions.

How to Subscribe

In order to make a subscription for the Notes, the Purchaser must:

1.    Read the entire Subscription Agreement, including the Terms & Conditions attached as Schedule A; and

2.    Complete, sign and return to National Bank Financial Inc. no later than 5:00 p.m. (Toronto time) on March 30, 2011 the Subscription Form included immediately below together with the other documents required to be delivered by Section 1 of the Terms & Conditions.

Subscriptions are conditional upon acceptance by the Corporation and may be accepted or rejected in whole or in part by the Corporation up to the Subscription Deadline.  Delivery and payment for the Notes will not occur until the Closing Date.  See Section 4 of the Terms & Conditions.

SUBSCRIPTION FORM

TO:	Canadian Satellite Radio Holdings Inc. 590 King Street West, Suite 300 Toronto, Ontario M5V 1M3 Attention: Chief Financial Officer

The undersigned (the "Purchaser") irrevocably subscribes (the "Subscription"), subject to the terms and conditions in the attached Schedule A (the "Terms & Conditions"), to purchase from Canadian Satellite Radio Holdings Inc. (the "Corporation") the principal amount of Notes specified below in Section 1 of this Subscription Form (the "Purchased Notes") at a price of Cdn$1,000 per Cdn$1,000 principal amount (the aggregate amount payable for such Purchased Notes, the "Purchase Price").  This subscription form (the "Subscription Form"), together with the Terms & Conditions and other schedules attached hereto, is collectively referred to as the "Subscription Agreement".

1.	Principal Amount of Notes Subscribed For:

Cdn$________________________________________
(Principal Amount to be Purchased)

2.	Purchaser Information:

Name of Purchaser
Street Address
City, Province/State and Postal/Zip Code	Phone No. and E-Mail Address

3.	Registration Instructions:

In the case of managed accounts, the name and address and interest of each person in whose name an interest in the global certificate representing the Notes is to be registered is as set out in Schedule D hereto.  Otherwise the name and address of the person in whose name the interest in the certificate representing the Purchased Notes is to be registered, if other than as set out in Section 2 (Purchaser Information) above, is as follows:

Name of Registered Holder
Street Address
City, Province/State and Postal/Zip Code

4.           Commitment Fee Payment Instructions and Direction:

The Purchaser hereby directs the Corporation to deliver all amounts payable to the Purchaser in connection with the Commitment Fee (as defined in Section 3 of the Terms & Conditions) by way of wire transfer to the following account:

(If additional space is required, please provide these instruction in a separate attachment to this Subscription Form.)

Name of Bank:	________________________________
Name of Banking Officer:	________________________________
Wiring Information:	________________________________
________________________________
________________________________
________________________________
________________________________
Telephone Number of Bank:	________________________________
Fax Number of Bank:	________________________________

The Purchaser may amend the above account and wire transfer information by providing instructions with the new information to the Corporation at the address (or the fax number) indicated in Section 18 of the Terms & Conditions.

5.	Purchaser's Certification:

The Purchaser certifies that the representations and warranties made by it in this Subscription Agreement, and all of the other information provided by the Purchaser in this Subscription Agreement, are true and correct as of the date of this Subscription Agreement and will be true and correct as of Closing.  If any such representation, warranty or other information is incorrect or no longer accurate prior to Closing, the Purchaser agrees to give immediate written notice of that fact to National Bank Financial Inc. at the address (or the fax number or email address) indicated in Section 1 of the Terms & Conditions.  The undersigned has signed this Subscription Agreement on its own behalf and, if applicable, on behalf of each beneficial purchaser for whom it is acting as agent or trustee.

6.	English Language Documents (Quebec Purchasers):

The Purchaser represents and warrants to the Corporation and the Agents that it is the Purchaser's express wish that all documents evidencing or relating to the sale of the Notes, including this Subscription Agreement and the Indenture, be drawn up in the English language only.  L'acheteur déclare et garantit à l'émetteur et aux courtiers que c'est sa volonté expresse que  tous les documents faisant foi ou se rapportant à la vente de ces titres, dont la présente convention de souscription et l'acte de fiducie, soient rédigés uniquement en anglais.

7.	Purchaser's Signature:

________________________________________________ Print name of Purchaser

By:_____________________________________________
Name of Signatory:________________________________
Title of Signatory:_________________________________

8.	Acceptance:

This Subscription Agreement is accepted as to the aggregate principal amount of Notes specified in Section 1 above as of the ______ day of ___________________, 2011.

CANADIAN SATELLITE RADIO HOLDINGS INC.
by
Name:
Title:

SCHEDULE A

TERMS & CONDITIONS

1.	Required Deliveries for Subscription and Acceptance

In order to make the Subscription, the Purchaser must complete and sign the following documents and return them to National Bank Financial Inc. ("NBF") no later than 5:00 p.m. (Toronto time) on March 30, 2011 at The Exchange Tower, 130 King Street West, Suite 3200, P.O. Box 21, Toronto, Ontario M5X 1J9, or by fax at (416) 869-8648, Attention: Yves Locas, or by electronic delivery in an email to Yves.Locas@nbf.ca:

(a)	one completed and executed copy of this Subscription Agreement, including an executed and completed copy of the Subscription Form and:

(i)	if the Purchaser is within Canada, a completed Schedule B; or

(ii)	if the Purchaser is within the United States, one completed and executed copy of the U.S. Purchaser's Letter attached hereto as Schedule E; and

(b)
any other document which NBF or the Corporation determines, acting reasonably, is necessary or appropriate to determine the eligibility of the Purchaser to purchase the Purchased Notes in the Offering under applicable securities laws.

2.	Acceptance of Subscription

The Purchaser acknowledges and agrees that the Subscription (a) is conditional upon acceptance by the Corporation and may be accepted or rejected in whole or in part by the Corporation at any time prior to 5:00 p.m. (Toronto time) on March 31, 2011 (such date and time, the "Subscription Deadline" and such date, the "Subscription Date"), and (b) will expire if not accepted by the Corporation prior to the Subscription Deadline.  Confirmation of acceptance or rejection of the Purchaser's subscription (including, where accepted, the Corporation's executed counterpart to this Subscription Agreement) will be forwarded by the Corporation to the Purchaser promptly after the acceptance or rejection of the subscription and, in any event, as soon as practicable after the Subscription Deadline.

Upon acceptance of the Subscription by the Corporation, the Purchaser will be obligated to purchase from the Corporation, and the Corporation will be obligated to sell and issue to the Purchaser, the Purchased Notes on the terms and conditions provided herein and each of the Purchaser and the Corporation agrees to be bound by their respective obligations under these Terms & Conditions and acknowledges and agrees that the other party may rely upon the covenants, representations and warranties provided by it in this Subscription Agreement.

3.	Commitment Fee

Upon acceptance of this Subscription Agreement, the Corporation agrees to pay to the Purchaser a commitment fee (the "Commitment Fee").  The amount, timing and manner of payment of such Commitment Fee is set out in the section of the Offering Memorandum entitled "Subscription Agreement".  As described in the Offering Memorandum, a portion of the Commitment Fee will be applied against the Purchase Price.  Any portion of the Commitment Fee that is to be paid in cash will be paid in Canadian dollars by wire transfer of immediately available funds to the account specified by the Purchaser in Section 4 of the Subscription Agreement.

4.	Closing

Delivery and payment for the Notes (the "Closing") will occur on the business day on which the Merger closes (the "Closing Date") at a time immediately following the closing of the Merger (such time, the "Closing Time").

The Corporation will provide the Purchaser written notice of the Closing Date no less than eight (8) business days prior to such date by making a release to an appropriate news agency.  If, at any time following such notice, the Closing Date is extended pursuant to Section 12 of these Terms & Conditions, the Corporation will provide the Purchaser written notice of the new Closing Date no less than eight (8) business days prior to such date by making a release to an appropriate news agency, and references to "Closing Date" in this Subscription Agreement will be to that new Closing Date.

- A1 -

Provided that this Subscription Agreement has not at such time been terminated pursuant to these Terms & Conditions, and subject to each of the other terms and conditions hereof, the Purchaser will pay the Purchase Price (less the amount of the Commitment Fee to be applied against such Purchase Price) in Canadian dollars to NBF on the Closing Date through arrangements for payment as are satisfactory to NBF.

At the Closing, the Corporation will deliver to NBF (on behalf of the Purchaser and each of the other purchasers that have agreed to purchase Notes in the Offering) one or more global certificates representing all of the Notes sold in the Offering against payment to the Corporation (to be made by NBF on behalf of such purchasers) of the aggregate purchase price for all such Notes, net of each of (a) the agency fee and the out of pocket expenses of the Agents identified as of such date, each payable to the Agents as provided for in the Agency Agreement and (b) the aggregate amount of the commitment fees that are to be applied against the purchase price for such Notes.  NBF will deliver the global certificate representing such Notes to CDS Clearing and Depository Services Inc. ("CDS") or its nominee for registration in the CDS book-based system promptly after Closing.

5.	Acknowledgements and Agreements of the Purchaser

The Purchaser, on behalf of itself and any principal for whom it is acting as agent, represents and warrants that its decision to purchase Notes has been based solely on the Offering Memorandum and not on any oral or written representation made by or on behalf of any of the Agents or the Corporation, and acknowledges and agrees that:

(a)	No Securities Commission Review: No securities regulatory body or other authority has considered or assessed the merits of the Notes;

(b)
Review of Offering Memorandum: The Purchaser has been provided with a copy of the Offering Memorandum and has been afforded the full opportunity to review the Offering Memorandum and is solely responsible, at its own expense, for obtaining such tax, investment, legal and other professional advice as it considers appropriate in connection with this Subscription Agreement and the purchase of the Purchased Notes;

(c)
Independent Evaluation by Purchaser: The Purchaser is capable of evaluating the merits and risks of its investment in the Notes as a result of its financial and investment experience and business acumen or as a result of advice received from a registered person (other than the Agents, the Corporation or any of their respective employees or agents), and is able to bear the economic risk of a loss of its entire investment in the Purchased Notes;

(d)
Extended Settlement Risk:  The Purchaser is making its commitment to invest in the Notes on the date of this Subscription and will be subject to the risk of this commitment for an unusually long period of time as settlement for its Subscription will not occur until the closing of the Merger and the Purchaser may only terminate its Subscription in the limited circumstances set out in this Subscription Agreement;

(e)
Tax Consequences: There may be material tax consequences to the Purchaser under federal, provincial, state, local or foreign tax law of its acquisition, holding or disposition of the Notes.  Neither the Corporation or any of the Agents has given any opinion or made any representation with respect to the tax consequences to the Purchaser of its investment in the Purchased Notes and the Purchaser is solely responsible for determining the tax consequences of that investment;

(f)
Agents Not Responsible to Purchaser: None of the Agents assumes responsibility for, and no Agent shall have responsibility or liability for, the adequacy of the Offering Memorandum or the Indenture, and the Purchaser is not relying on the Agents to conduct any independent due diligence or investigation with respect to the Corporation, and has not relied upon any financial advice from the Agents in making its investment decision concerning the Offering;

- A2 -

(g)
Agents' and Corporation's Counsel: Davies Ward Phillips & Vineberg LLP (the "Agents' Counsel") is acting solely as counsel to the Agents and Stikeman Elliott LLP (the "Corporation's Counsel") is acting solely as counsel to the Corporation, and neither of such counsel is acting as counsel to the Purchaser;

(h)
Canadian Resale Restrictions: The Notes are subject to resale restrictions described in the Offering Memorandum under "General Matters - Resale Restrictions" and the Purchaser may not trade the Purchased Notes except as permitted under National Instrument 45-106 - Prospectus and Registration Exemptions ("NI 45-106") or other exemptions from the prospectus and registration requirements of applicable Canadian securities legislation.  The Purchaser agrees that it will comply with all Canadian applicable securities legislation concerning any resale of the purchased Notes;

(i)
U.S. Resale Restrictions: The offer and sale of the Notes have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable state securities laws, and are therefore "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, and the Purchased Notes may not be reoffered or resold by the Purchaser in the United States or to a person within the United States unless such offer and sale is registered under the U.S. Securities Act and the laws of all applicable states of the United States or an exemption from such registration requirements is available;

(j)
Legends: Any certificate representing the Purchased Notes (and any replacement certificates issued prior to the expiration of the applicable hold period) will carry legends setting out restrictions on the resale of such Purchased Notes (until such time as they are no longer required under the requirements of applicable securities laws) which legends will be substantially to the following effect:

"UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THE NOTES EVIDENCED HEREBY MUST NOT TRADE SUCH NOTES IN OR TO A PERSON IN ANY PROVINCE OR TERRITORY OF CANADA BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE ON WHICH SUCH NOTES ARE ISSUED.

THE NOTES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE NOTES, AGREES FOR THE BENEFIT OF CANADIAN SATELLITE RADIO HOLDINGS INC. (THE "CORPORATION") THAT THESE NOTES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE U.S. SECURITIES ACT, (D) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (E) ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (D) OR (E) ABOVE, A LEGAL OPINION SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED.";

- A3 -

(k)
Notation of Transfer Restriction: The Corporation may make a notation on its records or give instructions to Equity Financial Trust Company (or its successor) in order to implement the restrictions on transfer described in this Subscription Agreement;

(l)
Written Ownership Statement:  After the Closing, the Purchaser may receive a written ownership statement substantially in the form set forth in Schedule C attached hereto and containing the legends set out in paragraph (j) above detailing the resale restrictions that apply to the Purchased Notes under applicable securities laws, and by execution of the Subscription Agreement the Purchaser has agreed that if the Purchaser transfers the Purchased Notes during any applicable hold periods, the Purchaser will do so only in compliance with all applicable legal restrictions; and

(m)	No Market for Notes: There currently is no market for the Notes, and one may never develop.

6.	Representations and Warranties of the Purchaser

(a)	The Purchaser represents and warrants to the Corporation and to the Agents that:

(i)	the Purchaser is a resident of Canada or the United States in the province or state, as applicable, specified in Section 2 of the Subscription Form under "Purchaser Information";

(ii)	none of the funds being used to purchase Notes are, to the Purchaser's knowledge, proceeds obtained or derived directly or indirectly as a result of illegal activities; and

(iii)
this Subscription Agreement has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding agreement enforceable against the Purchaser and, if the Purchaser is an agent, its principal as well.

(b)
If the Purchaser is within Canada, in addition to the representations and warranties included in clause (a) above and the representations that the Purchaser is deemed to have made in the Offering Memorandum, the Purchaser further represents and warrants to the Corporation and to the Agents that the Purchaser is purchasing the Purchased Notes as principal or is deemed to be purchasing as principal under NI 45-106 and is an "accredited investor" as that term is defined in NI 45-106 for the reason that one of the categories set forth in the attached Schedule B correctly and in all respects describes the Purchaser, and the Purchaser has so indicated by checking the box opposite such category on Schedule B;

(c)
If the Purchaser is within the United States or a "U.S. person" (as defined in Regulation S under the U.S. Securities Act), in addition to the representations and warranties included in clause (a) above, the Purchaser further represents and warrants to the Corporation and to the Agents that:

(i)
the Purchaser is an "accredited investor" as defined in Rule 501(a) under the U.S. Securities Act ("U.S. Accredited Investor") and it is purchasing the Notes for its own account or for the account of a U.S. Accredited Investor as to which it exercises sole investment discretion, and not with a view to any resale, distribution or other disposition thereof in violation of United States federal securities laws or state securities laws and the Purchaser has concurrently executed and delivered a U.S. Purchaser’s Letter in the form attached as Schedule "E" to this Subscription Agreement;

(ii)
the Purchaser and each disclosed beneficial subscriber is resident, or if not an individual has its head office, in the jurisdiction set out in Section 2 of the Subscription Form under "Purchaser Information" and such address was not created and is not used solely for the purpose of acquiring the Notes;

- A4 -

(iii)
the Purchaser understands and acknowledges that the contemplated sale of the Notes is being made in the United States only to, and to U.S. persons (as defined in Regulation S under the U.S. Securities Act) who are, U.S. Accredited Investors in reliance on the exemption from registration set forth in Rule 506 of Regulation D under the U.S. Securities Act;

(iv)
the Purchaser acknowledges that it has not purchased the Notes as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet, or broadcast over radio, television or the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(v)
the Purchaser understands that if the Corporation were to be deemed to be an issuer that is, or that has been at any time previously, an issuer with no or nominal operations and no or nominal assets other than cash and cash equivalents, Rule 144 under the U.S. Securities Act may not be available for resales of the Notes, and the Corporation is not obligated to make Rule 144 under the U.S. Securities Act available for resales of the Notes;

(vi)
the Purchaser understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the United States Securities and Exchange Commission or with any state securities regulatory authority any registration statement in respect of resales of the Notes;

(vii)
the Purchaser understands and acknowledges that the Corporation (i) is not obligated to remain a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act, (ii) may not, at the time the Notes are resold or otherwise transferred by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions that could cause the Corporation not to be a foreign issuer, and if the Corporation is not a foreign issuer at the time of any sale or other transfer of the Notes pursuant to Rule 904 of Regulation S under the U.S. Securities Act, the certificates representing the Notes may continue to bear the legend described above; and

(viii)
it understands and agrees that the financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies.

The Purchaser agrees that the foregoing representations and warranties will be true and correct as at the Closing Time with the same force and effect as if they had been made by it at the Closing Time.  The Agents and the Corporation shall each be entitled to rely on the representations and warranties of the Purchaser contained in this Subscription Agreement (including the deemed representations of the Purchaser contained in the Offering Memorandum), and the Purchaser shall indemnify and hold harmless the Agents and the Corporation for any loss or damage they may suffer as a result of a misrepresentation of the Purchaser.

7.	Representations and Warranties of the Corporation

The Corporation agrees that, subject to the Agents' right to waive described in Section 10, the Purchaser shall be entitled to rely, in connection with its purchase of the Notes, on the representations and warranties made by any of the Corporation or the guarantors of the Notes in the Agency Agreement, which representations and warranties shall be true and correct as at the date of the Agency Agreement and at such other time or times as are provided in the Agency Agreement.

- A5 -

8.	Mutual Conditions to Closing

The respective obligations of the Purchaser to purchase, and of the Corporation to sell and issue, the Purchased Notes are subject to the following conditions which are to be satisfied on the Closing Date:

(a)	the Corporation having closed the Merger prior to Closing substantially on the terms described in the Offering Memorandum under "Summary";

(b)
(i) there having been validly tendered and not withdrawn pursuant to the Exchange Offer immediately prior to the closing of the Merger Existing Notes having an aggregate principal amount of not less than 50.1% of the aggregate principal amount of outstanding Existing Notes, (ii) the Corporation having received the Requisite Consents (as defined in the Offering Memorandum under "Exchange Offer") immediately prior to the closing of the Merger and execution of a supplemental indenture providing for the amendments to the indenture governing the Existing Notes proposed in the Exchange Offer, (iii) the Exchange Offer not being terminated or withdrawn by the Corporation, and (iv) the Exchange Offer having been settled or concurrently settling with the Closing substantially on the terms described in the Offering Memorandum under "Exchange Offer"; and

(c)
the Corporation having received and accepted subscriptions pursuant to the Offering from persons (other than the Corporation or any of its affiliates) for the purchase of Notes in an aggregate principal amount (including the principal amount of the Purchased Notes) of not less than Cdn$60 million, and such subscriptions remaining in full force and effect at the Closing Time;

9.	Corporation's Conditions to Closing

The obligation of the Corporation to sell and issue the Purchased Notes to the Purchaser pursuant to this Subscription Agreement is subject to the following conditions:

(a)	the performance by the Purchaser of its obligations under and in accordance with this Subscription Agreement;

(b)	the truth and correctness, as of the Subscription Deadline and as of the Closing Time, of the representations and warranties of the Purchaser contained in this Subscription Agreement; and

(c)	the Purchaser executing and delivering all documentation required to be delivered pursuant to Section 1 of these Terms & Conditions.

10.	Purchaser's Conditions to Closing

The obligation of the Purchaser to purchase the Purchased Notes pursuant to this Subscription Agreement is subject to, among other things, the satisfaction or performance of the conditions to the obligations of the Agents that are provided for in the Agency Agreement.  The Purchaser agrees that, in accordance with the terms of the Agency Agreement, the Agents may waive, in whole or in part, any of the conditions in the Agency Agreement (including any of the representations or covenants underlying such conditions) in such manner and on such terms and conditions as they may determine, without affecting in any way the Purchaser's obligations under this Subscription Agreement; provided, however, that no such waiver by the Agents shall result in a waiver of, or any modification to, any condition that is expressly provided for herein, including any of the conditions identified in Section 8 of these Terms & Conditions.

- A6 -

The obligation of the Purchaser to purchase the Purchased Notes pursuant to this Subscription Agreement is also subject to the following additional conditions, notwithstanding any waiver by the Agents under the Agency Agreement:

(a)	the performance by the Corporation of its obligations under and in accordance with this Subscription Agreement; and

(b)	the Purchaser not having exercised, at or prior to the Closing Time, any of its rights of termination set forth in Section 12 of these Terms & Conditions.

11.	Corporation's Rights of Termination

The Corporation will be entitled, at the Corporation's option, to terminate and cancel the Corporation's obligations under this Subscription Agreement (except for the obligation of the Corporation to pay the Commitment Fee as set forth in Section 3) if, at or at any time prior to the Closing Time:

(a)	the Exchange Offer is terminated or withdrawn by the Corporation, in each case, in accordance with its terms; or

(b)	the Merger Agreement is terminated.

In order to exercise any of the rights of termination contained in this Section 11, the Corporation must contemporaneously terminate the Agency Agreement (in accordance with the terms of such agreement) and each of the other subscription agreements for the purchase of Notes that the Corporation entered into in connection with the Offering.  Such rights of termination may be exercised by the Corporation giving written notice thereof to NBF at any time prior to the Closing Time and are in addition to any other rights or remedies the Corporation may have in respect of any default, act or failure to act or non-compliance by the Purchaser in respect of any of the matters contemplated by this Subscription Agreement or otherwise.  In the event of any termination in accordance with this Section 11 becoming effective, there shall be no further liability on the part of the Corporation to the Purchaser hereunder or on the part of the Purchaser to the Corporation, except for the obligation of the Corporation to pay the Commitment Fee as set forth in Section 3.  Any such termination will not, however, relieve the Corporation of its obligations under the Agency Agreement except as expressly provided therein.

12.	Purchaser's Rights of Termination

The Purchaser will be entitled, at the Purchaser's option, to terminate and cancel, without any liability on the Purchaser's part, the Purchaser's obligations under this Subscription Agreement if, at or at any time prior to the Closing Time:

(a)
closing of the Merger does not occur or the Corporation announces that it will not proceed with the Merger, in each case, prior to June 30, 2011 or the securities purchase agreement dated as of November 24, 2010 between the Corporation, Sirius and the other parties named therein (as filed on SEDAR, without any further modification, amendment or waiver, the "Merger Agreement") is terminated;

(b)
any condition contained in the Merger Agreement to complete the transactions contemplated thereby is or would not be satisfied or complied with on the earlier of the Closing Date and June 30, 2011, notwithstanding whether any such condition has been waived by a party to the Merger and without regard to (i) any deemed satisfaction or waiver or any cure period (but only to the extent such cure period extends beyond the tenth business day prior to the Closing Date) provided for in the Merger Agreement with respect to any failure to satisfy or comply with any such condition or (ii) any modification or amendment to any such condition;

(c)
any failure or breach by the Corporation or Sirius to perform or comply in all material respects with any obligation, covenant or agreement in respect of the conduct of their respective businesses set forth in the Merger Agreement, notwithstanding whether any such failure or breach has been waived or consented to by a party to the Merger and without regard to (i) any deemed satisfaction or waiver or any cure period (but only to the extent such cure period extends beyond the tenth business day prior to the Closing Date) provided for in the Merger Agreement with respect to any such failure or breach or (ii) any modification or amendment to the applicable obligation, covenant or agreement;

- A7 -

(d)	the Closing Date does not occur on the date on which the Merger closes;

(e)	the Exchange Offer is terminated or is withdrawn by the Corporation;

(f)
(i) an Event of Default (as defined in the indenture governing the Existing Notes) occurs and is continuing or (ii) a Default (as defined in the indenture governing the Existing Notes) occurs and is continuing for five (5) business days; or

(g)	the Offering Memorandum contains a misrepresentation (as defined in the Securities Act (Ontario)) as of either (i) the date of the Offering Memorandum or (ii) the Subscription Date.

The Purchaser will also be entitled, at the Purchaser's option, to terminate and cancel, without any liability on the Purchaser's part, the Purchaser's obligations under this Subscription Agreement to purchase the Purchased Notes if, at or at any time prior to the Closing Time, the Agency Agreement is terminated by the Agent that arranged for this Subscription.  The Agency Agreement affords the Agents termination rights typical of a private placement through to the Subscription Deadline.  However, following the Subscription Deadline, the rights of termination under the Agency Agreement are equivalent to the more limited rights of termination provided in this Subscription Agreement.  Among other things, the Agency Agreement does not require the Corporation to confirm that there has been no material adverse change at the Corporation or that the disclosure in the Offering Memorandum does not contain a misrepresentation at any time following the Subscription Date.  Whether the Agent that arranged for this Subscription chooses to exercise its termination rights under the Agency Agreement will not impair the right of the Purchaser to independently choose to terminate this Subscription Agreement pursuant to the rights afforded to the Purchaser herein.

The Corporation agrees that (a) all terms and conditions in this Subscription Agreement, including those in Section 8 and those in Section 10 (except to the extent waived by the Agents, as provided therein) of these Terms & Conditions, shall be construed as conditions to be complied with in so far as they relate to acts to be performed or caused to be performed by the Corporation, (b) it will use its best efforts to cause such conditions to be complied with and (c) any failure by it to comply with, or any breach of, or failure to satisfy, any such conditions in any material respect shall entitle the Purchaser, at its option, to terminate its obligations to purchase the Purchased Notes. The Purchaser may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Purchaser only if such waiver or extension is in writing and signed by the Purchaser.  No act of the Purchaser in agreeing to purchase the Purchased Notes, or in the execution of any document relating to the Offering, shall constitute a waiver by or estoppel against the Purchaser.

The Corporation covenants to provide, as promptly as practicable, written notice to the Purchaser of any event or circumstance that would give the Purchaser a right to terminate its obligations hereunder (which, for greater clarity, shall include any event or circumstance described in either of the two paragraphs immediately above), including, but not limited to, any such event or circumstance for which the Corporation has received notice from Sirius or has given notice to Sirius pursuant to the terms of the Merger Agreement.  Any notice provided to the Purchaser pursuant to this paragraph shall contain such information in respect of such event or circumstance that, in the Corporation's reasonable determination, is sufficient to permit the Purchaser to make an informed decision as to whether to exercise the applicable termination right.  In the event that any such notice is received by the Purchaser on a date that is less than ten (10) business days prior to the Closing Date, the Corporation shall extend the Closing Date to a date that is no less than the 10th business day following the latest date on which each purchaser of Notes under the Offering has received such notice.

- A8 -

The rights of termination contained in this Section 12 may be exercised by the Purchaser by giving written notice thereof to the Corporation and NBF at any time prior to 5:00 p.m. (Toronto time) on the third business day prior to the Closing Date (as extended, as applicable, in accordance with the paragraph above) and are in addition to any other rights or remedies the Purchaser may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Subscription Agreement or otherwise.  In the event of any termination in accordance with this Section 12 becoming effective, there shall be no further liability on the part of the Purchaser to the Corporation hereunder or on the part of the Corporation to the Purchaser, except for the obligation of the Corporation to pay the Commitment Fee as set forth in Section 3.  A notice of termination given by a Purchaser pursuant to this paragraph shall not be binding upon any other purchaser of Notes in the Offering.

13.	Survival

This Subscription Agreement, including, without limitation, the representations, warranties and covenants contained herein, shall survive and continue in full force and effect and be binding upon the Corporation and the Purchaser for a period of two years after the Closing Date, notwithstanding the completion of the purchase of the Purchased Notes by the Purchaser pursuant hereto, or the subsequent disposition of the Purchased Notes by the Purchaser, subject in the case of the representations and warranties in the Agency Agreement to the limitations and other terms thereof.

14.	Governing Law

This Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  The Purchaser irrevocably attorns to the jurisdiction of the courts of the Province of Ontario with respect to any matters arising out of this Subscription Agreement.

15.	Assignment

This Subscription Agreement is not transferable or assignable by the parties, provided that the Purchaser may assign its rights and obligations under this Subscription Agreement without the consent of the Corporation to an Affiliate (as such term is defined in the Securities Act (Ontario)) of the Purchaser where such Affiliate (a) repeats all of representations and warranties of the Purchaser hereunder as of the date of the assignment, (b) delivers a completed and executed copy of a Subscription Agreement by which it agrees to be bound in all respects and to the same extent as the Purchaser in respect of the Purchaser's Subscription and provides the Corporation with all of the information required to be provided in respect of the Affiliate for purposes of such Subscription.

16.	Modification

Except as otherwise expressly provided in this Subscription Agreement, this Subscription Agreement may not be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

17.	Counterparts

This Subscription Agreement may be executed by the parties in separate counterparts, each of which when delivered, either in original, facsimile or other electronic form, will be deemed to be an original and both of which together will constitute one and the same document.

- A9 -

18.	Notices

Any notice or other communication to be given hereunder shall be in writing and:

(a)	in the case of notice to the Corporation, be addressed and sent to:

Canadian Satellite Radio Holdings Inc.
590 King Street West, Suite 300
Toronto, Ontario  M5V 1M3

Attention: General Counsel
Fax: 416.408.6005

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario  M5L 1B9

Attention: Dee Rajpal
Fax:  416.947.0866

(b)	in the case of notices to NBF, the Lead Agents or the Agents as a whole, be addressed and sent to:

National Bank Financial Inc.
The Exchange Tower
130 King Street West
Suite 3200, P.O. Box 21
Toronto, Ontario  M5X 1J9

Attention:  Yves Locas
Fax:  416.869.8648

with a copy to:

Davies Ward Phillips & Vineberg LLP
Suite 4400
1 First Canadian Place
Toronto, Ontario  M5X 1B1

Attention:  David Wilson
Fax: 416.863.0871

(c)
in the case of notice to the Purchaser, be addressed and sent to the address and individual(s) specified in Section 2 of the Subscription Form; provided, however, that any notice required by Section 4 of these Terms & Conditions will be given, and any notice required by Section 12 may be given, by press release to an appropriate news agency.  In the event that the Corporation gives the required notice by making such a press release, the Purchaser and all other purchasers of Notes in the Offering will be deemed to have received the notice on the date such news release is distributed by the news agency if such press release is distributed prior to 4:00 p.m. (Toronto time) on a business day and will otherwise be deemed to have received such notice on the first business day following the date on which such new agency distributes such press release.

- A10 -

Except as expressly set forth above, each notice or other communication shall be personally delivered to the addressee or sent by fax to the addressee and:

(a)
a notice which is personally delivered shall, if delivered on a business day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is delivered; and

(b)	a notice which is sent by fax shall be deemed to be given and received on the first business day following the day on which it is sent.

19.	Entire Agreement

This Subscription Agreement contains the entire agreement of the parties relating to its subject matter and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the parties.  There are no representations, covenants or other agreements (express or implied) relating to the subject matter of this Subscription Agreement, except as stated or referred to herein.

20.	Third Party Beneficiaries; Responsibilities of Agent

No Person other than the Corporation, the Purchaser and the Agents, and each of their respective successors and permitted assigns, is intended to be a beneficiary of this Subscription Agreement. No Agent shall be liable hereunder for any act, omission or conduct of either the Purchaser or the Corporation, or their respective representatives, and no Agent shall have any obligation hereunder to the Purchaser or to the Corporation.

21.	Disclosure of Purchaser's Personal Information

The Agents and/or the Corporation may be required to provide securities regulators with the name, residential address and  telephone number of the Purchaser, the number and type of securities purchased, the total purchase price for such securities, the exemption relied on and the date of the distribution (the "Personal Information") and may make any other filing as the Agent's Counsel or the Corporation's Counsel deems appropriate.  The Purchaser consents to such disclosure and to the retention of such information by the Agents and the Corporation for as long as required or permitted by law or business practices. In particular, the Purchaser acknowledges that:

(a)	it has been notified by the Corporation that:

(i)	the Corporation is required to deliver the Personal Information concerning the Purchaser to the Ontario Securities Commission;

(ii)	the Personal Information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation;

(iii)	the Personal Information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and

(iv)
the public official in Ontario who can answer questions about the Ontario Securities Commission's indirect collection of the Personal Information is the Administrative Support Clerk at the Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8, telephone number 416-593-3684; and

(b)	it has authorized the indirect collection of the Personal Information by the Ontario Securities Commission.

- A11 -

SCHEDULE B

The Purchaser, and (if applicable) each beneficial purchaser on whose behalf it is contracting under this Subscription Agreement, is an "accredited investor", as such term is defined in National Instrument 45-106 - Prospectus and Registration Exemptions, for the reason that it is (check one):

❒	(a)	a Canadian financial institution, or an authorized foreign bank named in Schedule III of the Bank Act (Canada);
❒	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
❒	(c)
a subsidiary of any person referred to in paragraph (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

❒	(d)
a person registered under the securities legislation of a jurisdiction of Canada, as an advisor or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

❒	(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada, as a representative of a person referred to in paragraph (d);
❒	(f)	the government of Canada or a jurisdiction of Canada, or any Crown corporation, agency or wholly-owned entity of the government of Canada or a jurisdiction of Canada;
❒	(g)
a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

❒	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
❒	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;
❒	(j)
an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;

❒	(k)
an individual whose net income before taxes exceeded $200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

❒	(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000;
❒	(m)	a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements;
❒	(n)	an investment fund that distributes or has distributed its securities only to:
(i)	a person that is or was an accredited investor at the time of the distribution;
(ii)
a person that acquires or acquired the securities as principal, with an acquisition cost to the person of not less than $150,000 paid in cash at the time of the trade, or where such person holds securities of the investment fund with an acquisition cost or net asset value of not less than $150,000 as at the date of a subsequent trade in further securities of the same class or series; or

(iii)
a person described in paragraph (i) or (ii) who is a security holder of an investment fund and acquires or acquired the following securities of an investment fund, if the trades are permitted by the plan of the investment fund: (A) securities of the investment fund if dividends or distributions out of earnings, surplus, capital or other sources payable in respect of the investment fund's securities are applied to the purchase of the security that is of the same class or series as the securities to which the dividends or distributions out of earnings, surplus, capital or other sources are attributable; or (B) securities of the investment fund if the security holder makes optional cash payments to purchase the security of the investment fund that is of the same class or series of securities described in (A) that trade on a marketplace and the aggregate number of securities issued under the optimal cash payment did not exceed, in any financial year of the investment fund during which the trade takes place, 2% of the issued and outstanding securities of the class to which the plan relates as at the beginning of the financial year;

- B1 -

❒	(o)
an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

❒	(p)
a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

❒	(q)
a person acting on behalf of a fully managed account managed by that person, if that person (i) is registered or authorized to carry on business as an advisor or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction; and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

❒	(r)
a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility advisor or an advisor registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

❒	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (d) and paragraph (i) in form and function;
❒	(t)
a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

❒	(u)	an investment fund that is advised by a person registered as an advisor or a person that is exempt from registration as an advisor; or
❒	(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator, as an accredited investor.

For the purposes hereof, all reference to "$" in this Schedule B are to Canadian dollars unless otherwise specified and the following definitions are included for convenience:

"financial assets" means cash, securities or a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

"fully managed account" means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

"investment fund" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in British Columbia, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the Employee Investment Act (British Columbia), and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the Small Business Venture Capital Act (British Columbia), whose business objective is making multiple investments;

"person" includes (a) an individual; (b) a corporation; (c) a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not; and (d) an individual or other person in that person's capacity as trustee, executor, administrator or personal or other legal representative; and

"related liabilities" means (a) liabilities incurred or assumed for the purpose of financing the acquisition or  ownership of financial assets; or (b) liabilities that are secured by financial assets.

- B2 -

SCHEDULE C

OWNERSHIP STATEMENT

This will serve to confirm your purchase today of Cdn$• aggregate principal amount of 9.75% Senior Notes due 2018 of Canadian Satellite Radio Holdings Inc. (the "Corporation"), CUSIP # ___________________ (the "Purchased Notes"), pursuant to a subscription agreement dated ___________________, 2011.

Under applicable securities laws, the Purchased Notes are subject to restrictions on resale.  Since the Corporation is a reporting issuer in all Provinces of Canada, as a purchaser of Purchased Notes, unless permitted under applicable securities legislation and provided certain other conditions are satisfied, you may not resell the Purchased Notes until the expiry of four months and a day after the distribution date of the Purchased Notes (the "Restricted Period").  It is your responsibility to consult your own legal advisors respecting such restrictions and to comply with them before any resale of the Purchased Notes.

The Purchased Notes will be delivered and recorded in book-entry form only through CDS Clearing and Depository Services Inc. ("CDS").  The Purchased Notes will be represented by a global certificate held by CDS, registered in the name of its nominee, CDS & Co., on behalf of all holders bearing the following legends:

"UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THE SECURITY EVIDENCED HEREBY MUST NOT TRADE SUCH SECURITY IN OR TO A PERSON IN ANY PROVINCE OR TERRITORY OF CANADA BEFORE • [THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].

THE NOTES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE NOTES, AGREES FOR THE BENEFIT OF CANADIAN SATELLITE RADIO HOLDINGS INC. (THE "CORPORATION") THAT THESE NOTES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE U.S. SECURITIES ACT, (D) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (E) ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (D) OR (E) ABOVE, A LEGAL OPINION SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED."

This ownership statement is only a confirmation of your purchase of the Purchased Notes and does not constitute a certificate representing such Purchased Notes.

- C1 -

SCHEDULE D

REGISTRATION DETAILS FOR MANAGED ACCOUNTS

(See attached)

- D1 -

SCHEDULE E

U.S. PURCHASER'S LETTER

TO:           Canadian Satellite Radio Holdings Inc. (the "Corporation")

The undersigned represents, warrants and certifies to the Corporation that it and if applicable, each beneficial purchaser for whom it is exercising sole investment discretion, is an "accredited investor" as defined in Rule 501(a) of Regulation D under the United States Securities Act of 1933 (the "U.S. Securities Act") and satisfies one or more of the categories of an accredited investor, as indicated below (the undersigned must initial "X" for itself, and "BP" for each beneficial purchaser, if any, on the appropriate line(s)):

1. Initials _______	A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or
2. Initials _______	A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or
3. Initials _______	A broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; or
4. Initials _______	An insurance company as defined in Section 2(13) of the U.S. Securities Act; or
5. Initials _______	An investment company registered under the United States Investment Company Act of 1940; or
6. Initials _______	A business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940; or
7. Initials _______	A small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958; or
8. Initials _______
A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of US$5,000,000; or

9. Initials _______
An employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of US$5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are Accredited Investors; or

10. Initials _______	A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940; or
11. Initials _______
An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of participating in the Exchange Offer, with total assets in excess of US$5,000,000; or

- E1 -

12. Initials _______	Any director or executive officer of the Corporation; or
13. Initials _______
A natural person whose individual net worth, or joint net worth with his or her spouse, excluding the value of his or her primary residence net of any mortgage obligation secured by the property, exceeds US$1,000,000. For purposes of this calculation, if the mortgage or other indebtedness secured by the undersigned’s primary residence exceeds its value and the mortgagee or other lender has recourse to the undersigned personally for any deficiency, the amount of any excess must be considered a liability and deducted from the undersigned’s net worth; or

14. Initials _______
A natural person who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person’s spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

15. Initials _______
A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of participating in this offering, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act; or

16. Initials _______	Any entity in which all of the equity owners meet the requirements of at least one of the above categories.

Dated _______________, 2011

Signature of individual (if signatory is an individual)

Authorized signatory (if Signatory is not an individual)

Name of Signatory (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

- E2 -

SCHEDULE C

FORM OF OPINION OF CORPORATION'S COUNSEL

Capitalized terms used but not defined herein have the meaning set forth in the Agency Agreement.

The Agency Agreement, Subscription Agreements, the Global Note Certificate and Indenture are referred to as the "Agreements."

"Canadian Laws" means, collectively, any laws of any of the provinces of Ontario, Alberta, British Columbia and Quebec (collectively, the "Jurisdictions") or the federal laws of Canada applicable therein, including, where applicable, any rules or regulations in respect thereof.

The "Offering Jurisdictions" means each of the provinces of Canada.

"Securities Laws" means collectively the applicable securities legislation, rules, regulations, and where applicable, blanket orders, of the Offering Jurisdictions.

"Issuer List" means each of the list or lists published on the website of the securities regulator or securities regulatory authority in each of the Offering Jurisdictions indicating that an issuer is a reporting issuer in that Offering Jurisdiction and (i) in Ontario, the default status of reporting issuers shown on the list, (ii) in Alberta, reporting issuers that have been noted in default of certain requirements of the securities laws of the Province of Alberta, (iii) in British Columbia, reporting issuers that are in default in British Columbia of one or more of their continuous disclosure filing requirements under the securities laws of the Province of British Columbia, and (iv) in Quebec, reporting issuers that have failed to provide periodic disclosure about their business and internal affairs in accordance with the conditions determined by regulation or failed to provide any other disclosure prescribed by regulation and to pay the required fee.

Stikeman Elliott LLP expresses no opinion as to the Competition Act (Canada), Investment Canada Act (Canada), the Communication Statutes and related matters that are addressed in the opinions of the regulatory counsel to be delivered pursuant to clause 11(a)(iv) of the Agency Agreement.

Subject to customary assumptions and qualifications, Stikeman Elliott LLP is of the opinion that:

1.
Each of the Corporation and Canadian Satellite Radio Inc. ("CSRI") (a) is a corporation incorporated and existing under the laws of Ontario, (b) has all necessary corporate power and authority to own or lease its properties and to carry on its business as described in the Offering Memorandum and (c) has the corporate power and authority to enter into and perform its obligations under the Agreements to which it is a party and the Notes, in the case of the Corporation, and the Guarantees, in the case of CSRI.

2.
The execution and delivery of and performance by each of the Corporation and CSRI of the Agreements to which it is a party have been authorized by all necessary corporate action on the part of each of the Corporation and CSRI

3.
The execution and delivery of and performance by each of the Corporation and CSRI of the Agreements to which it is a party and the Notes and the Guarantees, as applicable, and the consummation of the Exchange Offer and the Merger, each on their respective terms, does not constitute a default (or an event that with the notice or lapse of time, or both, would constitute a default or permit acceleration), or result in a violation or breach of or a default, under or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Corporation or any Guarantor under:

(a)	its articles of incorporation or by-laws;

(b)	any applicable Canadian Laws;

(c)	to our knowledge, any judgment, order or decree of any court, agency, tribunal, arbitrator or other authority to which it or any of its assets or properties is subject; or

(d)	any of the agreements, instruments or licenses listed in Schedule 1 hereof, after giving effect to any consents or approvals obtained thereunder on or prior to the date hereof;

except in the case of clauses (c) and (d) where such default, violation or breach would not individually or in the aggregate have a Material Adverse Effect.

4.
No authorization, consent or approval of, or filing, registration, qualification or recording with any governmental entity having jurisdiction in the Jurisdictions is required by the Corporation or CSRI in connection with the offering, issue, sale and delivery of the Notes by the Corporation, the granting of the Guarantee by CSRI or the execution and delivery of or performance by the Corporation and CSRI of the Agreements to which it is a party, other than those that have been obtained, the filing of reports required under Part 6 of National Instrument 45-106 Prospectus and Registration Exemptions with the applicable securities regulator or securities regulatory authority, together with the applicable fees, and in the case of British Columbia, a completed fee checklist, within the prescribed time periods, and any continuous disclosure filings required to be made pursuant to applicable Securities Laws.

5.
Each of the Agreements to which it is a party have been duly executed and delivered by each of the Corporation and CSRI as a matter of corporate law in compliance with the laws of its jurisdiction of incorporation, namely Ontario and with the provisions of its articles of incorporation and its by-laws.

6.	Each of the Agreements to which the Corporation or CSRI is a party constitutes a legal, valid and binding agreement of it enforceable against it in accordance with its terms under the laws of Ontario.

7.
When authenticated in accordance with the provisions of the Indenture and delivered in accordance with the Agency Agreement against payment therefore, the Notes will be duly delivered by the Corporation and will constitute legal, valid and binding obligations of the Corporation, enforceable against it in accordance with their terms under the laws of Ontario.

8.
When the Notes are authenticated in accordance with the provisions of the Indenture and delivered in accordance with the Agency Agreement against payment therefore, the Guarantees will be duly delivered by CSRI and will constitute legal, valid and binding obligations of CSRI, enforceable against it in accordance with their terms under the laws of Ontario.

9.
No registration, filing or recording of the Indenture under the laws of the Offering Jurisdictions is necessary in order to preserve or protect the validity or enforceability of the Indenture, the Notes issued thereunder or the Guarantees.

10.
The Trustee, at its corporate trust office identified in the Indenture, has been duly appointed as registrar and transfer agent for the Notes and the Trustee has been duly appointed Trustee for the holders of the Notes.

11.
The statements in the Final Offering Memorandum under the captions "Exchange Offer" and "Rights of Action for Damages or Rescission", and in the Corporation's Notice of Annual and Special Meeting of Shareholders to be held February 17, 2011 and Management Information Circular dated January 12, 2011 under the captions "Information Regarding the Combination Transaction - Purchase Agreement", "Information Regarding the Combination Transaction - Voting Agreement", "Information Regarding the Combination Transaction - Governance Agreement", "Information Regarding the Combination Transaction - Consent Letter Agreements", "Information Regarding the Combination Transaction - Transaction Steps Agreement", "Required Approvals" (excluding "-- CRTC Approval"), "Securities Law Considerations", "Information About the Company - Legal Proceedings" and the Corporation's Annual Information Form on Form 20-F dated November 19, 2010 under the caption "Information of the Company - Business Overview - Operational Agreements" (each of which is incorporated into the Final Offering Memorandum), in each case insofar as such statements constitute (i) matters of Canadian Law or (ii) summaries of (x) documents or instruments governed by Canadian Laws or (y) actions, suits or proceedings before or by any Governmental Entity, in each case, have been reviewed by us and fairly present and summarize, in all material respects, the matters referred to therein.

12.
The statements in the Final Offering Memorandum under the caption "Description of Notes", have been reviewed by us and fairly present and summarize, in all material respects, the terms and provisions of the Notes.

13.	The Global Note Certificate complies in form and substance with the applicable provisions of the Indenture.

14.	The authorized capital of the Corporation consists of {INSERT NUMBER OF AUTHORIZED SECURITIES}.

15.
The authorized capital of CSRI consists of {INSERT NUMBER OF AUTHORIZED SECURITIES}, and all of the outstanding {INSERT NAME(S) OF AUTHORIZED CLASSES OF SECURITIES} of CSRI are registered in the name of the Corporation.

16.	The issuance of the Notes in accordance with the terms of the Indenture has been authorized by all necessary corporate action on the part of the Corporation and CSRI

17.	Subject to receipt of payment in full for them, the Notes will be validly issued as fully paid and non-assessable.

18.
The issuance and sale of the Notes by the Corporation to Purchasers, in accordance with the terms and conditions of the Agency Agreement and the Subscription Agreements, are exempt from the prospectus requirements of the Securities Laws of such Offering Jurisdictions and no prospectus or other document must be filed, proceedings taken or approval, permit, consent, or authorization obtained by the Corporation under such Securities Laws to permit such issuance and sale, subject to the filing by the Corporation, with respect to each Purchaser, of duly completed reports pursuant to Part 6 of National Instrument 45-106 Prospectus and Registration Exemptions with the applicable securities regulator or securities regulatory authority, together with the applicable fees, a copy of the Final Offering Memorandum where required by Securities Laws and, in the case of British Columbia, a completed fee checklist, within the prescribed time periods.

19.
The first trade of the Notes by a Purchaser to whom the Securities Laws of the Offering Jurisdictions apply will be a distribution or otherwise subject to the prospectus requirements of the Securities Laws of the Offering Jurisdictions unless:

(i)	the Corporation is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding such first trade;

(ii)	at least four months have elapsed from the date of distribution of the Notes;

(iii)	the certificates representing the Notes, if any, carry the legend required by Section 2.5(2)3(i) of National Instrument 45-102 Resale of Securities;

(iv)	the trade is not a "control distribution" as defined in National Instrument 45-102 Resale of Securities;

(v)
no unusual effort is made to prepare the market or to create a demand for the Notes subject to such trade and no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(vi)
if the seller of the Notes is an "insider" or "officer" of the Corporation (as those terms are defined in such Securities Laws), the seller has no reasonable grounds to believe that the Corporation is in default of any requirement of securities legislation.

20.
Based solely on a review of the Issuer Lists, the Corporation is a reporting issuer in each of the Offering Jurisdictions and is not noted in default or as having failed to provide disclosure or pay fees, as applicable, on any of the Issuer Lists.

21.
The Notes and the Guarantees will be, at the time of their issuance, qualified investments under the Income Tax Act (Canada) and the regulations thereunder for a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan or deferred profit sharing plan, other than a deferred profit sharing plan to which the Corporation contributes for the benefit of its employees.

SCHEDULE 1
(To form of Opinion of Corporation's Counsel)

(a)	XM System License Agreement, effective as of November 17, 2005 between XM Satellite Radio Inc., Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.;

(b)	Programming Agreement, effective as of November 17, 2005 between XM Satellite Radio Inc., Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.;

(c)	Repeater Purchase Agreement, effective as of November 17, 2005 between XM Satellite Radio Inc., Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.;

(d)	Technical Services Agreement, effective as of November 17, 2005 between XM Satellite Radio Inc., Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.;

(e)	Trademark License Agreement, effective as of November 17, 2005 between XM Satellite Radio Inc., Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.;

(f)	Distribution Agreement, effective as of November 10, 2005 between General Motors of Canada Limited, Canadian Satellite Radio Inc. and XM Satellite Radio Inc.;

(g)	Credit Agreement, effective as of November 17, 2005 between XM Satellite Radio Inc., Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.;

(h)
Indenture relating to US$100 million aggregate principal amount of 12.75% Senior Notes due February 15, 2014 dated February 10, 2006 between Canadian Satellite Radio Holdings Inc., the guarantors party thereto and the Bank of Nova Scotia Trust Company of New York, as trustee, as amended to the date hereof; and

(i)
Trust Indenture providing for the issuance of Convertible Unsecured Subordinated Debentures, dated September 12, 2007 between Canadian Satellite Radio Holdings Inc. and CIBC Mellon Trust Company, as Debenture Trustee.

SCHEDULE D

FORM OF OPINION OF SIRIUS' COUNSEL

Capitalized terms used but not defined herein have the meaning set forth in the Agency Agreement.

The Joinder Agreement and Indenture are referred to as the “Agreements.”

“Canadian Laws” means, collectively, any laws of any of the provinces of Ontario, (the “Jurisdiction”) or the federal laws of Canada applicable therein, including, where applicable, any rules or regulations in respect thereof.

 “Guarantee” means the Guarantee of Sirius.

Goodmans LLP expresses no opinion as to the Communication Statutes and related matters that are addressed in the opinions of the regulatory counsel to be delivered pursuant to clause 11(a)(iv) of the Agency Agreement.

Subject to customary assumptions and qualifications, Goodmans LLP is of the opinion that:

1.
Sirius (a) is a corporation incorporated and existing under the federal laws of Canada, (b) has all necessary corporate power and authority to own or lease its properties and to carry on its business as described in the Offering Memorandum and (c) has the corporate power and authority to enter into and perform its obligations under the Agreements to which it is a party and the Guarantee.

2.	The execution and delivery of and performance by Sirius of the Agreements to which it is a party and the Guarantee have been authorized by all necessary corporate action on the part of Sirius.

3.
The execution and delivery of and performance by Sirius of the Agreements to which it is a party and the Guarantee each on their respective terms, does not constitute a default (or an event that with the notice or lapse of time, or both, would constitute a default or permit acceleration), or result in a violation or breach of or a default, under or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of Sirius under:

(a)	its articles of incorporation or by-laws;

(b)	any applicable Canadian Laws;

(c)	to our knowledge, any judgment, order or decree of any court, agency, tribunal, arbitrator or other authority to which it or any of its assets or properties is subject; or

(d)	any of the agreements, instruments or licenses listed in Schedule 1 hereof, after giving effect to any consents or approvals obtained thereunder on or prior to the date hereof;

except in the case of clauses (c) and (d) where such default, violation or breach would not individually or in the aggregate have a Material Adverse Effect.

4.
No authorization, consent or approval of, or filing, registration, qualification or recording with any governmental entity having jurisdiction in the Jurisdiction is required by Sirius in connection with the granting of the Guarantee by Sirius or the execution and delivery of or performance by Sirius of the Agreements to which it is a party.

5.
Each of the Agreements to which it is a party have been duly executed and delivered by Sirius as a matter of corporate law in compliance with the laws of its jurisdiction of incorporation, namely the federal laws of Canada, and with the provisions of its articles of incorporation and its by-laws.

6.	Each of the Agreements to which Sirius is a party constitutes a legal, valid and binding agreement of it enforceable against it in accordance with its terms under the laws of Ontario.

7.
When the Notes are authenticated in accordance with the provisions of the Indenture and delivered in accordance with the Agency Agreement against payment therefore, the Guarantee will be duly delivered by Sirius and will constitute a legal, valid and binding obligation of Sirius, enforceable against it in accordance with its terms under the laws of Ontario.

8.
The authorized capital of Sirius consists of an unlimited number of class A common shares, an unlimited number of class B common shares, an unlimited number of Class C preference shares and an unlimited number of class D preference shares and all outstanding shares of Sirius are registered in the name of Canadian Satellite Radio Holdings Inc.

SCHEDULE 1
(To form of Opinion of Sirius' Counsel)

(a)	Agreement made as of October 31, 2006 between DaimlerChrysler Canada Inc., (now Chrysler Canada Inc.), Freightliner Canada Ltd, Mercedes-Benz Canada Inc. and Sirius, as amended.;

(b)	Agreement made as of May 31, 2006 between Ford Motor Company of Canada, Limited and Sirius, as amended;

(c)
Amended and Restated Licence and Services Agreement made as of August 24, 2005 between Sirius XM and Sirius XM Radio Inc., as amended by the Sirius Amendments Agreement, the Sirius Product Development Agreement, the Sirius Amending Agreement and the Sirius Streaming Service License (each as defined in the Offering Memorandum); and

(d)	Amended and Restated Licence Agreement made as of August 24, 2005 between CBC and Sirius.

SCHEDULE E

FORM OF OPINION OF CORPORATION'S REGULATORY COUNSEL

Based upon and subject to customary assumptions and qualifications, such counsel is of the opinion that:
1.
Such counsel does not know of any Canadian statutes relating specifically to the regulation of the Canadian satellite-based radio broadcasting industry, that, in such counsel's judgment, are material to the operation of the business of the Corporation and CSRI, considered as one enterprise, other than the Broadcasting Act (Canada), the Radiocommunication Act (Canada) the Copyright Act (Canada) and the Canadian Radio-television and Telecommunications Commission Act (Canada) (collectively referred to in this Schedule D as the "Communications Statutes").

2.	To such counsel's knowledge, except as disclosed in the Offering Memorandum, there is no pending change in the Communications Statutes that could have a Material Adverse Effect.
3.
To such counsel's knowledge, (A) each of the Corporation and CSRI currently holds all permits, licences, franchises and approvals of governmental authorities and agencies necessary for the present use, ownership and operation of its business required pursuant to the Communications Statutes and no revocation or limitation of any such permit, licence, franchise or approval is pending (except where the failure to hold, or the revocation or limitation of, such permit, licence, franchise or approval would not, individually or in the aggregate, have a Material Adverse Effect), (B) neither the Corporation nor CSRI are in default or in violation of any such permit, licence, franchise or approval (except where such default is described in an officer's certificate delivered at Closing) and (C) all of (x) the execution, delivery and performance by the Corporation and CSRI of the Agency Agreement and consummation of the transactions contemplated by the Offering Documents to which they are party, (y) the issuance and sale of the Notes and the issuance of the Guarantees, and (z) the consummation by the Corporation of the transactions described in the Offering Memorandum under the headings "Summary - The Merger", "Use of Proceeds" or "Exchange Offer", do not, and assuming there is no material change in existing circumstances from the date hereof will not, conflict with or result in a breach of any of the terms or provisions of, constitute a default under, or prevent the Corporation or CSRI from being eligible for renewal of, any such permits, licences, franchises and approvals.

4.
CSRI is (A) Canadian within the meaning of the Direction to the CRTC (Ineligibility of Non-Canadians) and is therefore eligible under the Direction to be issued broadcasting licences pursuant to the Broadcasting Act (Canada) and to receive amendments and renewals thereto, and (B) Canadian-owned and controlled within the meaning of section 10 of the Radiocommunication Regulations promulgated under the Radiocommunication Act (Canada) and is therefore eligible to be issued radio licences as a radiocommunication carrier pursuant to the Act and to receive amendments and renewals thereto.

5.
The execution and delivery by the Corporation and CSRI of, and the compliance by the Corporation and CSRI with their respective obligations under the Offering Documents, and the consummation of the transactions contemplated therein, assuming there is no material change in existing circumstances from the date hereof, will not result in any violation of, do not and, assuming there is no material change in existing circumstances from the date hereof, will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default or permit acceleration) under, or result in the creation or imposition of, any lien, charge or encumbrance upon any properties or assets of the Corporation or CSRI under (A) any of the Communications Statutes or (B) to such counsel's knowledge, any judgment, order or decree of any Governmental Entity having jurisdiction pursuant to the Communications Statutes.

6.
All material aspects of the regulation of the satellite-based radio broadcasting industry as pertain to the businesses of the Corporation and CSRI described in the Offering Memorandum are subject to the exclusive constitutional jurisdiction of the Parliament of Canada and hence are governed by the laws of Canada.

7.
No consent, approval, permit, authorization, filing, recording, licence, exemption, order, registration, qualification or other requirement under the Communication Statutes, the Investment Canada Act (Canada) or the Competition Act (Canada) or any order, rule or regulation thereunder of which such counsel has knowledge and that is applicable to the Corporation or CSRI is required for the sale of the Offered Securities, the consummation of the transactions contemplated by the Agency Agreement, the Offered Securities and the Indenture or in connection with the execution, delivery and performance by and enforcement against the Corporation or CSRI of any of the Offered Securities or the Indenture, except such consents, approvals, permits, authorizations, filings, recordings, licences, exemptions, orders, registrations or qualifications as have been obtained.

8.	The statements which relate to
(i)	the Communications Statutes,
(ii)
governmental franchises and licences issued to the Corporation or CSRI pursuant to the Communications Statutes or otherwise issued in connection with the regulation of the Canadian satellite-based radio broadcasting industry, and

(iii)	legal or other proceedings by or before any Governmental Entity with respect to the regulation of the Canadian satellite-based radio broadcasting industry in the Offering Memorandum, in each case, fairly summarize the matters described therein.

SCHEDULE F

FORM OF OPINION OF SIRIUS' REGULATORY COUNSEL

Based upon and subject to customary assumptions and qualifications, such counsel is of the opinion that:
1.
Such counsel does not know of any Canadian statutes relating specifically to the regulation of the Canadian satellite-based radio broadcasting industry that, in such counsel's judgment, are material to the operation of the business of Sirius other than the Broadcasting Act (Canada), the Radiocommunication Act (Canada) the Copyright Act (Canada) and the Canadian Radio-television and Telecommunications Commission Act (Canada) (collectively, the "Communications Statutes").

2.	To such counsel's knowledge, except as disclosed in the Offering Memorandum, there is no pending change in the Communications Statutes that could have a Material Adverse Effect.
3.
To such counsel's knowledge, (A) Sirius currently holds all permits, licences, franchises and approvals of governmental authorities and agencies necessary for the present use, ownership and operation of its business required pursuant to the Communications Statutes and no revocation or limitation of any such permit, licence, franchise or approval is pending (except where the failure to hold, or the revocation or limitation of, such permit, licence, franchise or approval would not, individually or in the aggregate, have a Material Adverse Effect), (B)  Sirius is not in default or in violation of any such permit, licence, franchise or approval (except where such default is described in an officer's certificate delivered at Closing) and (C) all of (x) the execution, delivery and performance by Sirius of the Joinder Agreement and consummation of the transactions contemplated by the Offering Documents to which it is a party, (y) the issuance and sale of the Offered Securities, and (z) the consummation by Sirius of the transactions described in the Offering Memorandum under the heading "Summary - The Merger", does not, and assuming there is no material change in existing circumstances from the date hereof will not, conflict with or result in a breach of any of the terms or provisions of, constitute a default under, or prevent Sirius from being eligible for renewal of, any such permits, licences, franchises and approvals.

4.
Sirius is (A) Canadian within the meaning of the Direction to the CRTC (Ineligibility of Non-Canadians) and is therefore eligible under the Direction to be issued broadcasting licences pursuant to the Broadcasting Act (Canada) and to receive amendments and renewals thereto, and (B) Canadian-owned and controlled within the meaning of section 10 of the Radiocommunication Regulations promulgated under the Radiocommunication Act (Canada) and is therefore eligible to be issued radio licences as a radiocommunication carrier pursuant to the Act and to receive amendments and renewals thereto.

5.
The execution and delivery by Sirius of, and the compliance by Sirius with its obligations under the Offering Documents, and the consummation of the transactions contemplated therein, assuming there is no material change in existing circumstances from the date hereof, will not result in any violation of, do not and, assuming there is no material change in existing circumstances from the date hereof, will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default or permit acceleration) under, or result in the creation or imposition of, any lien, charge or encumbrance upon any properties or assets of Sirius under (A) any of the Communications Statutes or (B) to such counsel's knowledge, any judgment, order or decree of any Governmental Entity having jurisdiction pursuant to the Communications Statutes.

6.
All material aspects of the regulation of the satellite-based radio broadcasting industry as pertain to the businesses of Sirius described in the Offering Memorandum are subject to the exclusive constitutional jurisdiction of the Parliament of Canada and hence are governed by the laws of Canada.

7.
No consent, approval, permit, authorization, filing, recording, licence, exemption, order, registration, qualification or other requirement under the Communication Statutes or any order, rule or regulation thereunder of which such counsel has knowledge and that is applicable to Sirius is required for the sale of the Offered Securities, the consummation of the transactions contemplated by the Offering Documents or in connection with the execution, delivery and performance by and enforcement against Sirius of any of the Offered Securities or the Indenture, except such consents, approvals, permits, authorizations, filings, recordings, licences, exemptions, orders, registrations or qualifications as have been obtained.

8.	The statements which relate to
(iv)	the Communications Statutes,
(v)
governmental franchises and licences issued to Sirius pursuant to the Communications Statutes or otherwise issued in connection with the regulation of the Canadian satellite-based radio broadcasting industry, and

(vi)	legal or other proceedings by or before any Governmental Entity with respect to the regulation of the Canadian satellite-based radio broadcasting industry in the Offering Memorandum, in each case, fairly summarize the matters described therein.

SCHEDULE G

FORM OF JOINDER AGREEMENT

[Note: If there are additional Future Subsidiaries to Sirius Canada Inc., this agreement is to be modified to add such subsidiaries]

JOINDER AGREEMENT

TO:                      NATIONAL BANK FINANCIAL INC.

AND TO:            CANACCORD GENUITY CORP.

AND TO:            RBC DOMINION SECURITIES INC.

AND TO:            CIBC WORLD MARKETS INC.

Reference is made to the agency agreement dated March 30, 2011 (the "Agency Agreement") between National Bank Financial Inc. and Canaccord Genuity Corp. (collectively, the "Lead Agents"), RBC Dominion Securities Inc. and CIBC World Markets Inc. (collectively, with the Lead Agents, the "Agents" and each individually, an "Agent"), as agents, Canadian Satellite Radio Holding Inc. (the "Corporation") and Canadian Satellite Radio Inc., as guarantor.  All Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Agency Agreement.

WHEREAS it is a closing condition to the Offering that Sirius Canada Inc. ("Sirius") execute and deliver a joinder agreement whereby it becomes a party to the Agency Agreement'

AND WHEREAS Sirius is a "Guarantor" for purposes of the Agency Agreement;

NOW THEREFORE, for value received, and intending to be legally bound by this Agreement, the undersigned agrees as follows:

1. The undersigned hereby acknowledges and agrees to the terms of the Agency Agreement and agrees to be bound by all obligations of a Guarantor thereunder from and after the date of this Agreement.

2. The undersigned hereby makes the representations and warranties contained in Paragraphs 8 and 9 of the Agency Agreement with respect to Sirius (including the condition, prospects, earnings or business of Sirius) or its Guarantee, in each case as of the Subscription Deadline and with the same force and effect as if the undersigned had made such representations and warranties on that date.

3. The undersigned hereby makes the representations and warranties contained in Paragraph 9 of the Agency Agreement with respect to Sirius (including the condition, prospects, earnings or business of Sirius) or its Guarantee, in each case as of the Closing Time.

4. This Agreement shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

IN WITNESS OF WHICH, the undersigned has executed this Agreement as of [•], 2011.

SIRIUS CANADA INC.
By:
Name:
Title:

Name:
Title: